As filed with the Securities and Exchange Commission on April 27, 2004

Registration No. 333-89600

SECURITIES AND EXCHANGE COMMISSION

POST-EFFECTIVE

AMENDMENT NO. 2

TO

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WEBB INTERACTIVE SERVICES, INC.

(Exact name of registrant as specified in its charter)

Colorado

(State or other jurisdiction of incorporation or organization)

84-1293864

(I.R.S. Employer Identification No.)

1899 Wynkoop, Suite 600 Denver, Colorado 80202 (303) 308-3180 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William R. Cullen

Webb Interactive Services, Inc.

1899 Wynkoop, Suite 600

Denver, Colorado 80202

(303) 308-3180

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Rick Hauser, Esq.

Gray, Plant, Mooty, Mooty & Bennett, P.A.

500 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

(612) 632-3095

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per unit(1)		Proposed maximum aggregate offering price(1)		Amount of registration fee

Common stock, no par value	9,029,000 shares	(2)	$0.58	*	$11,103,198	*	$1,088.12	*

*	Previously paid by registrant, based on 19,143,445 shares originally registered. Warrants covering 10,060,000 shares have bee cancelled and 54,445 shares have been sold since the shares were originally registered.
(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of Regulation C as of the close of the market on May 28, 2002.
(2)	Includes: (i) 8,354,000 shares of common stock and (ii) 675,000 shares issuable upon the exercise of common stock purchase warrants. The shares include any additional shares issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 27, 2004                                                                                                   PROSPECTUS

WEBB INTERACTIVE SERVICES, INC.

This is a public offering of a maximum of 9,029,000 shares of common stock of Webb Interactive Services, Inc., including 675,000 shares which are reserved for issuance upon the exercise of common stock purchase warrants. All of the shares are being offered for sale by selling shareholders. We will not receive any of the proceeds from the offer and sale of the common stock.

The OTC Bulletin Board lists our common stock under the symbol WEBB.

Investing in our common stock involves risks. You should not purchase our common stock unless you can afford to lose your entire investment. See “Risk Factors” beginning on page 3 of this prospectus.

Because the selling shareholders will offer and sell the shares at various times, we have not included in this prospectus information about the price to the public of the shares or the proceeds to the selling shareholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April     , 2004

PROSPECTUS SUMMARY

Because this is a summary, this section does not contain all the information that may be important to you. You should read the entire prospectus before deciding to invest. Investment in our securities involves a high degree of risk. You should carefully review the information under the heading “Risk Factors.”

About Webb Interactive Services, Inc.

Our sole business is the ownership of securities of Jabber, Inc. (Jabber), a company we formed in February 2000. Jabber is a commercial developer of extensible instant messaging software for enterprises, carriers and service providers that require real-time communication and collaboration solutions. Jabber’s products are based on the standardized extensible message and presence protocol, XMPP, developed by the Jabber.org open-source movement. Jabber instant messaging solutions differ from packaged and consumer instant messaging solutions in the ability of Jabber instant messaging to support and to be integrated with other applications and services.

We were incorporated under the laws of Colorado on March 22, 1994. Our executive offices are located at 1899 Wynkoop, Suite 600, Denver, Colorado 80202, telephone number (303) 308-3180. Our Internet address is www.webb.net.

The Offering

Securities offered	9,029,000 shares of common stock. (1)

Common stock outstanding:
Before the offering (2)	25,433,522 shares.

After the offering (3)	26,108,522 shares.

Use of proceeds	We will not receive any of the proceeds from the offer and sale of the shares of common stock, but will receive gross proceeds of $675,000 if warrants covering 675,000 shares of common stock in this offering are exercised.

OTC symbol	WEBB.

(1)	Includes 675,000 shares issuable upon exercise of common stock purchase warrants.
(2)	Does not include: (i) 5,491,286 shares issuable upon exercise of outstanding options or warrants or (ii) 734,000 shares issuable upon conversion of outstanding shares of series D junior convertible preferred stock.
(3)	Does not include: (i) 4,816,286 shares issuable upon exercise of outstanding options or warrants or (ii) 734,000 shares issuable upon conversion of outstanding shares of series D junior convertible preferred stock.

Summary Financial Information

The following table sets forth selected financial data concerning us and should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the accompanying consolidated financial statements and the notes included elsewhere in this prospectus.

	Year Ended December 31,
	2002	2003
Statements of Operations Data: (1)
Net revenues	$3,392,782	$646,613
Net loss	$(6,099,92)	$(2,187,634)
Net loss applicable to common shareholders	$(6,873,81)	$(2,187,634)
Net loss per common share	$(0.36)	$(0.10)
Weighted average shares outstanding, basic and diluted	19,301,937	23,013,372

December 31, 2003
Balance Sheet Data:
Working capital	$747,982
Total assets	$2,693,975
Total liabilities	$95,174
Shareholders’ equity	$2,598,801

(1)	As a result of a March 19, 2003, Jabber, Inc. financing transaction, on March 20, 2003, Webb ceased consolidating the financial results of Jabber with its financial statements and began to report its investment in Jabber under the equity method of accounting. As such, prior to March 20, 2003, and for the year ended December 31, 2002, the results of operations from Jabber were consolidated with Webb’s results of operations.

RISK FACTORS

Webb, as a holding company, has no independent source of revenue or business other than the ownership of securities of Jabber, Inc., a company formed by Webb in February 2000. Webb currently owns approximately 43% of Jabber’s outstanding common stock on a fully converted basis. Factors that may affect our and Jabber’s future results include, but are not limited to, the following items as well as the information in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Factors Relating to Webb

Additional funding for Jabber could reduce further our ownership interest in Jabber. Jabber raised $7.2 million in March 2003 through the sale of shares of its preferred stock to France Telecom Technologies Investissements, Intel Capital Corporation and Webb. The offering contemplated that Jabber would raise an additional $3 million from unidentified venture capital investors on the same terms as the purchases by FTTI, Intel and Webb. In the event that the additional $3 million had been committed by November 30, 2003, Webb would have been granted an option to invest an additional $2.5 million in Jabber on the same terms. While the additional funding contemplated at the time of the March 2003 funding has not been completed, the Jabber board has indicated that it believes Jabber should raise an additional $5 million during fiscal 2004. In the event that Jabber obtains additional equity investments, Webb’s percentage ownership of Jabber would be further reduced.

We expect to incur net losses into 2004. We have incurred net losses since we began our business totaling approximately $118 million through December 31, 2003, including approximately $67 million of non-cash expenses. We expect to incur additional substantial operating and net losses in 2004.

We may need to raise additional working capital to sustain our operations. Jabber’s present cash and cash equivalents and working capital will, based on current estimates, be adequate to sustain operations for Jabber until it is able to sustain positive cash flow from operations. In the event that Jabber’s revenues are less than projected or Jabber desires to increase marketing and business development expenses over projected levels, Jabber may need to obtain additional capital to fund its business. Webb estimates that it has adequate cash and commitments to sustain its operations until at least April 2005. There is no assurance that either Webb or Jabber will be able to raise additional funds, if needed.

An investment in our common stock is risky because the price of our stock is highly volatile. Our common stock closed as high as $1.42 per share and as low as $0.25 per share between January 1, 2003 and March 31, 2004. Historically, the over-the-counter markets for securities such as our common stock have experienced extreme price and volume fluctuations. Some of the factors leading to this volatility include:

•	Price and volume fluctuations in the stock market at large that do not relate to our or Jabber’s operating performance;
•	Fluctuations in Jabber’s quarterly revenue and operating results; and
•	Increases in outstanding shares of common stock upon exercise or conversion of derivative securities.

These factors may continue to affect the price of our common stock in the future.

We have issued numerous options, warrants, and convertible securities to acquire our common stock that could have a dilutive effect on our shareholders. As of March 31, 2004, we had issued warrants and options to acquire approximately 5 million shares of our common stock, exercisable at prices ranging from $0.24 to $58.25 per share, with a weighted average exercise price of approximately $1.55 per share. We had also reserved 734,000 shares of common stock for issuance upon conversion of our series D junior convertible preferred stock. During the terms of these derivative securities, the holders may have the opportunity to profit from an increase in the market price of our common stock with resulting potential dilution to the holders of shares who purchased shares for a price higher than the applicable exercise or conversion price. The increase in the outstanding shares of our common stock because of the exercise or conversion of these derivative securities could result in a significant decrease in the percentage ownership of our common stock by current and future holders of our common stock.

Future sales of our common stock in the public market could depress the price of our common stock. Actual or potential future sales of substantial amounts of common stock in the public market could depress the market price for shares of our common stock and could impair the ability of purchasers of our common stock to recoup their investment or make a profit. At March 31, 2004 these shares consist of:

•	Up to 734,000 shares issuable upon conversion of our series D junior convertible preferred stock; and
•	Approximately 5 million shares issuable to warrant and option holders.

Factors Relating to Jabber

Jabber’s limited operating history makes it difficult to evaluate its business. Jabber was founded in February 2000 and began shipping software in 2001. Jabber has a limited operating history for its current business model upon which you may evaluate Jabber. Jabber’s business is subject to the risks, exposures and difficulties frequently encountered by early-stage companies with a limited operating history including:

•	Limited ability to respond to competitive developments;
•	Exaggerated effect of unfavorable changes in general economic and market conditions; and
•	Limited ability to adjust our business plan to address marketplace and technological changes.

Jabber may not earn revenues sufficient to remain in business. Jabber’s ability to become profitable depends on whether it can sell its products and services for more than it costs to produce and support them. Jabber’s future sales also need to provide sufficient margin to support its ongoing operating activities. The success of Jabber’s revenue model will depend upon many factors including:

•	The extent to which consumers and businesses use Jabber’s products and services; and
•	The success of Jabber’s distribution partners in marketing its products and services.

Because of the new and evolving nature of instant messaging and web services, the early stage of Jabber’s products and its limited operating history, we cannot predict whether Jabber’s revenue model will prove to be viable, whether demand for Jabber’s products and services will materialize at the prices Jabber expects to charge, or whether Jabber’s current or future pricing levels will be sustainable.

Jabber’s operations may be adversely affected by changes in its senior management. Tony Bamonti was named acting President of Jabber on December 1, 2003, to serve until a permanent President and CEO has been retained. Jabber has retained an executive search firm to assist it in hiring a new President/CEO and has begun interviewing candidates for this position as well as for the Vice President – Sales position. However, there can be no assurance as to when a new President/CEO or Vice President – Sales will be hired. Jabber’s operations and business could be adversely affected until the new President/CEO and Vice President – Sales are retained by disruptions in Jabber’s normal management activities that are likely to occur during the search process and the transition period following the hiring of a new President/CEO and Vice President – Sales.

A limited number of Jabber’s customers generate a significant portion of its revenues. A few customers have accounted for a significant portion of Jabber’s revenues. We expect that Jabber’s current customers will account for a significant percentage of its revenues during 2004. There is no assurance that Jabber will be able to retain major customers or attract additional major customers. The loss of or reduction in demand for Jabber’s products or services from major customers could have a material adverse effect on Jabber’s operating results and cash flow from operations.

Jabber must continually develop new products that appeal to its customers. Jabber’s products are subject to rapid obsolescence and Jabber’s future success will depend upon Jabber’s ability to develop new products and services that meet changing customer and marketplace requirements. There is no assurance that Jabber will be able to successfully:

•	Identify new product and service opportunities; or
•	Develop and introduce new products and services to market in a timely manner.

Even if Jabber is able to identify new opportunities, its working capital constraints may limit its ability to pursue them. If Jabber is unable to identify and develop and introduce new products and services on a timely basis, demand for Jabber’s products and services may decline.

Jabber must identify and develop markets for its products and services. A suitable market for Jabber’s products and services may not develop or, if it does develop, it may take years for the market to become large enough to support significant business opportunities. Even if Jabber is able to successfully identify, develop, and introduce new products and services there is no assurance that a suitable market for these products and services will materialize. The following factors could affect the success of Jabber’s products and services and its ability to address sustainable markets:

•	The failure of Jabber’s business plan to accurately predict the types of products and services the marketplace will demand;
•	Jabber’s limited working capital may not allow it to commit the resources required to adequately support the introduction of new products and services;
•	The failure of Jabber’s business plan to accurately predict the estimated sales cycle, price and acceptance of its products and services; or
•	The development by others of products and services that makes Jabber’s products and services noncompetitive or obsolete.

There is a lot of competition that could hurt Jabber’s revenues or cause its expenses to increase. Jabber’s current and prospective competitors include many companies, including Microsoft Corporation, IBM, and Time Warner, Inc., whose financial, technical, marketing and other resources are substantially greater than Jabber’s. Jabber may not have the financial resources, technical expertise or marketing, sales and support capabilities to compete successfully. The presence of these competitors could hurt Jabber’s business by causing Jabber to:

•	Reduce the selling prices for its products and services; or
•	Increase its spending on marketing, sales and product development.

Jabber may not be able to offset the effects of price reductions or increases in spending. Further, Jabber’s financial condition may put it at a competitive disadvantage relative to its competitors.

It usually takes a long time for Jabber to make a sale of its products and services to a customer. While Jabber’s sales cycle varies from customer to customer, it is long, typically ranging from two to nine months or more. Jabber’s sales cycle may also be affected by a prospective customer’s budgetary constraints and internal acceptance reviews, over which Jabber has little or no control.

Offering proprietary products derived from the Jabber.org open-source movement may jeopardize Jabber’s relationship with open-source communities. An important element of the business model for Jabber is based upon Jabber’s ability to offer proprietary products compatible with Jabber.org open-source instant messaging systems. A key element of open-source software development movements is that the software and its code be offered to other developers and users free, provided that anyone who makes an improvement or modification to the software and who intends to commercialize the improvement or modification, makes them available for free to the community and other users. If the Jabber.org open-source community or other open-source communities withdraw their support for either Jabber or its instant messaging products, demand for Jabber instant messaging products will likely decline.

Jabber may be unable to reduce expenses if sales do not occur as expected. Because of Jabber’s limited operating history, it does not have significant historical financial data upon which to base its planned operating expenses or to forecast revenues and there can be no assurance that Jabber will be able to meet its revenue or expense projections. Jabber’s expense levels are based in part on its expectations of future sales and to a large extent are fixed. Jabber typically operates with little backlog and the sales cycles for its products and services may vary significantly. Jabber may be unable to adjust spending in a timely manner to compensate for any unexpected sales shortfalls. If Jabber were unable to so adjust, any significant shortfall of demand for its products and services in relation to its expectations would result in operating losses or reduced profitability. Further, Jabber intends to incur significant capital expenditures and operating expenses to fund its operations. If these expenditures are not subsequently followed by increased sales with substantial margins, then Jabber may need to raise additional capital to stay in business.

DIVIDENDS

We have never paid any dividends on our common stock and we do anticipate paying dividends in the foreseeable future. Instead, we intend to apply any earnings to the development and expansion of our business. Future payments of dividends will depend upon our financial condition, results of operations and capital commitments as well as other factors deemed relevant by our board of directors.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus and the documents incorporated by reference in this prospectus under “Risk Factors” and elsewhere constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to the safe harbor provisions of the act. Forward-looking statements may be identified by the use of terminology such as may, will, expect, anticipate, intend, believe, estimate, should, or continue or other variations on these words or comparable terminology. Where this prospectus contains forward-looking statements, you should be aware that our actual financial condition, operating results and business performance may differ materially from that projected or estimated by us in the forward-looking statements. We have attempted to identify, in context, some of the factors that we believe may cause actual future experience and results to differ from their current expectations.

USE OF PROCEEDS

The selling shareholders are offering all of the shares to be sold. We will not receive any of the proceeds from the offer and sale of the shares of common stock. However, 675,000 of the shares offered are issuable upon the exercise of outstanding stock purchase warrants at an exercise price of $1.00 per share. If these warrants are exercised in full, we will receive gross proceeds of $675,000.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Price Range of Common Stock

Market Information. The number of record holders of our common stock on March 31, 2004 was 219. The table below sets forth the high and low bid prices for the common stock during the two years ended December 31, 2003 and for the quarter ended March 31, 2004. The information shown is based on information provided by Yahoo! Inc. These quotations represent prices between dealers, and do not include retail markups, markdowns or commissions, and may not represent actual transactions. Our common stock is currently quoted on the over-the-counter electronic bulletin board under the symbol “WEBB.” We have never paid cash dividends on our common stock and have no present intention to do so.

	Common Stock
Quarter Ended	High Bid	Low Bid
2002
March 31	$1.40	$0.61
June 30	$0.90	$0.32
September 30	$0.53	$0.22
December 31	$0.40	$0.16

2003
March 31	$0.84	$0.25
June 30	$1.16	$0.45
September 30	$0.97	$0.65
December 31	$1.25	$0.67

2004
March 31	$1.49	$0.82

Securities Authorized for Issuance Under Equity Compensation Plans

Securities Authorized for Issuance Under Equity Compensation Plans. The following table sets forth the securities authorized for issuance under Webb’s compensation plans as of March 31, 2004.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	2,816,586	$2.17	3,433,414
Equity compensation plans not approved by securities holders	—	—	—

Total	2,816,586	$2.17	3,433,414

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Our sole business is the ownership of securities of Jabber, a company we formed in February 2000. Jabber is a commercial developer of extensible instant messaging software for enterprises, carriers and service providers that require real-time communication and collaboration solutions. Jabber’s products are based on the standardized extensible message and presence protocol, XMPP, developed by the Jabber.org open-source movement. Jabber instant messaging solutions differ from packaged and consumer instant messaging solutions in the ability of Jabber instant messaging to support and to be integrated with other applications and services.

With the purchase of Jabber’s series D convertible preferred stock on March 19, 2003, by Webb, FTTI and Intel, Webb’s ownership in Jabber was reduced from 77.8% on an as-if converted basis prior to the transaction to 43.3% immediately after the transaction. Due to this change in ownership interest, on March 20, 2003, we ceased consolidating the financial results of Jabber with those of Webb and began to account for our investment in Jabber under the equity method.

Webb, as a holding company, has no independent source of revenue and will, therefore, continue to incur losses from its operations. Webb’s value is dependent upon the success of Jabber. Jabber’s ability to become profitable depends on its ability to market its products and services and generate revenues sufficient to exceed its expenses. Because of the new and evolving nature of instant messaging technologies and Jabber’s early stage of development, we cannot be sure that Jabber’s revenue model will prove to be viable, whether demand for its products and services will materialize at the prices it expects to charge, or whether its current or future pricing levels will be sustainable.

During September 2003, Webb acquired 60,000 shares of Jabber’s common stock for $34,993 from two individual Jabber stockholders. As a result, Webb’s ownership in Jabber increased from 43.3% to 43.6% at December 31, 2003.

During 2002, we completed a private placement with Jona, Inc. in which we sold 7,500,000 shares of our common stock and warrants representing the right to purchase an aggregate of 10,060,000 shares of our common stock at a warrant exercise price of $1.00 per share. On October 21, 2003, we entered into an agreement with Jona whereby we issued Jona 1,800,000 shares of our restricted common stock in exchange for all of the then outstanding warrants. As a result of the exchange, in the fourth quarter of 2003 we recorded a credit to accumulated deficit of $6,787,989, calculated as the difference between the fair value of the warrants and the fair market value of the common stock on the date the stock was issued, November 12, 2003.

LIQUIDITY AND CAPITAL RESOURCES

Amounts included in Webb’s liquidity and capital resources discussion for the years ended December 31, 2003 and 2002, include the accounts of Webb only and do not reflect the consolidation of Jabber as previously reported in the financial statements included herein and in our annual report on Form 10-KSB for fiscal 2002 so as to present the 2002 numbers on a comparative basis with 2003. Included in the reported financial statements and not reflected below are the consolidated results of Jabber for the full year ended December 31, 2002, and through March 19, 2003, for the year ended December 31, 2003. See Financial Statements – Unaudited Supplemental Financial Information for a reconciliation of Webb’s stand-alone financial statements presented below to its consolidated financial statements as reported for the years ended December 31, 2003 and 2002.

	December 31,
	2003	2002
Working capital	$747,982 (1)	$3,438,646 (2)
Cash and cash equivalents	$559,590	$1,383,198

	Year ended December 31,
	2003	2002
Cash used in operating activities	$(726,781)	$(2,236,696)
Cash used in investing activities	$(104,346)	$(2,999,932)
Cash provided by financing activities	$—	$6,604,401

(1)	Includes a $136,479 note receivable from Jabber.
(2)	Includes $2,025,477 in convertible notes receivable from Jabber.

Working capital: Working capital is calculated by deducting current liabilities from current assets. Working capital decreased during the year ended December 31, 2003, as compared with December 31, 2002, primarily due to funding our operating activities with cash on-hand at December 31, 2002, the conversion to equity of the convertible notes receivable from Jabber and investing an additional $195,000 in Jabber during the first quarter of 2003.

Cash flows used in operating activities: Cash used in operating activities decreased significantly during the year ended December 31, 2003, as compared with the year ended December 31, 2002, primarily due to a decrease in operating expenses totaling $695,000 and the payment of 2001 obligations in the first quarter of 2002 totaling $472,000.

Cash flows used in investing activities: Cash used in investing activities decreased during the year ended December 31, 2003, primarily due to investing only $195,000 in Jabber in 2003, which was $2.8 million less than in the year ended December 31, 2002.

Cash flows from financing activities: Cash provided from financing activities for the year ended December 31, 2003, was zero. Cash provided from financing activities for the year ended December 31, 2002, was primarily a result of sale of our common stock and warrants to purchase our common stock in the first quarter of 2002 for which we received $7.5 million in proceeds.

In connection with the Jabber financing in March 2003, Webb and Jabber formalized a two-year cost sharing arrangement, as amended, commencing April 1, 2003, whereby Jabber agreed to pay (i) 80% of the cost of two shared employees who provide accounting services for both companies; (ii) 60% of the cost of the Secretary and General Counsel for Webb who performs similar services for Jabber; and (iii) $100,000 annually for salary and 44% of the expenses of the CEO of Webb for serving on Jabber’s executive committee. We estimate that we will reduce our monthly expenses by approximately $23,000 per month through March 31, 2005, as a result of this cost sharing arrangement with Jabber. In addition, commencing April 1, 2003, we began receiving from Jabber $12,000 per month for 21 months for the purchase of third-party business software we owned and we are to receive an additional $200,000 by August 31, 2004, from Jabber for the purchase of computer equipment, office furnishings and fixtures and other office equipment. We believe our cash on-hand of approximately $330,000 at March 24, 2004, will be sufficient to fund Webb’s operating expenses to at least April 2005. Webb’s operating expenses are generally fixed in nature and include compensation costs, investor relations and the cost associated with being a public company. Our monthly cash requirements, after the cost sharing arrangement and the sale of property and equipment to Jabber, are forecasted to average approximately $28,000 for 2004 and $72,000 for 2005.

RESULTS OF OPERATIONS

Amounts included in Webb’s results of operations discussion for the year ended December 31, 2003 and 2002, include the accounts of Webb only and do not reflect the consolidation of Jabber as previously reported in the financial statements included herein and in our annual report on Form 10-KSB for fiscal 2002 so as to present the 2002 numbers on a comparative basis with 2003. Included in the reported financial statements and not reflected below are the consolidated results of Jabber for the full year ended December 31, 2002, and through March 19, 2003, for the year ended December 31, 2003. See Financial Statements – Unaudited Supplemental Financial Information for a reconciliation of Webb’s stand-alone financial statements presented below to its consolidated financial statements as reported for the years ended December 31, 2003 and 2002.

Critical Accounting Policies

Webb’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the years presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, Webb’s financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating Webb’s reported financial results include accounting for our investment in Jabber and impairment of long-lived assets.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See Financial Statements – Note 2 to Notes to Consolidated Financial Statements, which contains additional information regarding Webb’s accounting policies and other disclosures required by GAAP.

Accounting for Investment in Jabber

We report our investment in Jabber using the equity method of accounting whereby we record our percentage of Jabber’s net income or losses as an increase or a reduction to the carrying value of our investment account on our balance sheet and as income or losses in our results of operations. To the extent that we record losses from Jabber, our investment account will not be reduced below zero, unless at some future date we become obligated to fund future Jabber losses, if any. The balance of our investment in Jabber as of December 31, 2003, was $1.6 million. The use of the equity method of accounting represents a change in how we reported our investment in Jabber prior to March 19, 2003, the date on which Jabber sold shares of its series D convertible preferred stock to FTTI, Intel and Webb. Prior to this date, we consolidated the operations of Jabber with our own.

As a result of the March 19, 2003, Jabber financing, our ownership in Jabber was reduced from 77.8% on an as-if converted basis prior to the transaction to 43.3% immediately after the transaction. With this change in ownership and the additional terms of the Jabber series D convertible preferred stock (See Financial Statements – Note 4 to Notes to Consolidated Financial Statements), we evaluated whether to continue the consolidation method of accounting for Jabber in our financial statements. We considered whether we continued to exercise control over the operations of Jabber based on our ownership percentage, voting rights, board of director seats and management influence. Based on this evaluation, we have determined that while we do exert significant influence, we no longer exercise control over the operations of Jabber, and therefore changed from consolidating Jabber’s operations with our own to reporting our investment in Jabber using the equity method of accounting.

We will continue to evaluate the facts and circumstances of our relationship with Jabber on an as needed basis in our continuing evaluation of our reporting method related to Jabber. A change in our relationship with Jabber or the issuance of future guidance, if any, on consolidating subsidiaries may change the method we use to report Jabber in our results of operations. We review our investment in Jabber for impairment on a regular basis. In the event the fair value of our investment in Jabber declines to an amount that is less than our carrying value and that decline is other than temporary, we will record an impairment charge to reduce our carrying amount to fair value.

Twelve Months Ended December 31, 2003 and 2002

Operating Expenses:

Our sole business is the ownership of securities of Jabber, a company we formed in February 2000. We also conduct corporate activities such as accounting, administration, public reporting and financing activities for both Webb and Jabber. We reduce our expenses by amounts reimbursed to us by Jabber for its share of these costs. Webb’s parent-only unaudited statements of operations for the year ended December 31, 2003 and 2002, are presented below. See Financial Statements – Unaudited Supplemental Financial Information for a reconciliation of Webb’s stand-alone financial statements presented below to its consolidated financial statements as reported the years ended December 31, 2003 and 2002.

	Years Ended December 31,
	2003	2002
Operating expenses:
General and administrative	$813,735	$1,508,611
Depreciation and amortization	158,874	334,938

Loss from operations	(972,609)	(1,843,549)
Interest income	1,629,062	110,006
Dividend income on Jabber securities	—	199,484
Other income, net	7,668	256,686
Loss from investment in Jabber	(2,851,755)	(4,834,814)
Loss on extinguishment of 10% convertible note payable	—	(1,162,934)
Interest expense	—	(618,961)

Net loss	(2,187,634)	(7,894,082)

Accretion of preferred stock to stated value and other deemed dividends	—	(648,710)

Net loss applicable to common stockholders	$(2,187,634)	$(8,542,792)

General and administrative expenses consist primarily of employee compensation, and other costs associated with being a public company, including investor relations, shareholder communications and legal and accounting fees. General and administrative expenses were $813,735 for the year ended December 31, 2003, compared with $1,508,611 for the year ended December 31, 2002. General and administrative expenses were reduced in 2003 primarily as a result of (i) a decrease in compensation and related expenses of $245,000; (ii) an increase in shared costs paid by Jabber of $164,000; (iii) a decrease of $151,000 in costs associated with public reporting activities such as legal and accounting fees and shareholder meeting costs; and (iv) a decrease in office rent and other facility expenses of $159,000 due to the assignment of the lease for our corporate offices to Jabber. These reductions were partially offset by an increase in investor relation expenses of $93,000, which includes $58,000 in non-cash compensation expense we recorded for the issuance of warrants and options to investor relation consultants. We are estimating Webb’s general and administrative expenses for 2004 to be approximately $773,000.

Depreciation was $158,874 for the year ended December 31, 2003, compared to $334,938 for the year ended December 31, 2002. The decrease is primarily from no depreciation being recorded in 2003 on assets that became fully depreciated in periods since the first and second quarters of 2002 and no depreciation recorded in the third and fourth quarter of 2003 for the business software assets we sold to Jabber in April 2003, which had a net book value of $220,059.

Interest Income:

Interest income was $1,629,062 for the year ended December 31, 2003, compared to $110,006 for the year ended December 31, 2002. We recorded interest income from Jabber of $1,610,547 and $77,279 in 2003 and 2002, respectively. Included in the interest income from Jabber for 2003 is $1,571,900 of non-cash interest income we recorded from additional shares of Jabber’s series D convertible preferred stock issued to us pursuant to anti-dilution provisions under the terms of our convertible notes receivable. The non-cash interest income was eliminated in our consolidated financial statements for the period ended March 19, 2003.

Loss on investment in Jabber:

At December 31, 2003, we owned 43.6% of Jabber stock, on an as-if converted basis. Prior to March 19, 2003, we owned 74.8% of Jabber stock. As of March 19, 2003, in conjunction with the Jabber financing transaction, we ceased consolidating Jabber’s results of operations and financial position with our own and began reporting our investment in Jabber under the equity method of accounting. During the year ended December 31, 2003, we recorded $2,851,755 in losses from Jabber, compared with $4,834,814 for the year ended December 31, 2002. The decreases in losses in 2003 was primarily from the reduction in our percentage of Jabber’s losses between years, which ranged from 78% to 93% in 2002 and from 78% to 43.3% to 43.6% in 2003.

In addition, Jabber’s net loss applicable to common stockholders was $3.27 million for the year ended December 31, 2003, which represented a $2.01 million decrease when compared to a net loss applicable to common stockholders of $5.28 million for the year ended December 31, 2002. Jabber’s net revenues were $7.42 million for 2003, compared with $3.39 million for 2002. The revenue mix between license fees and services was 68% and 32%, respectively, for 2003, compared with 60% and 40%, respectively, for 2002. France Telecom, a related party, represented 30% of Jabber’s net revenues for 2003, compared with 25% for 2002. The decrease in net loss applicable to common stockholders in 2003 was primarily from a $4.03 million increase in revenue which was partially offset by an increase in operating expenses of $814,000. Jabber’s operating expenses were $9.07 million for 2003, compared with $8.26 million for 2002. The increase in operating expenses was primarily due to increases in product development expenses and sales and marketing expenses of $727,000 and $1.05 million, respectively. These increases were partially offset by a $664,000 decrease in amortization expense related to intangible assets that were fully amortized at June 2002 and a $441,000 decrease in cost of revenues for 2003.

As of February 28, 2004, Jabber had not recognized revenue with respect to signed contracts for approximately $1.5 million, including approximately $711,000 for France Telecom, a related party, for product licenses (31% of total) for which the revenue is being recognized pro rata over the term of the purchase contract and maintenance and support and professional services (69% of total), for services we expect to be provided in fiscal 2004, but which have not been provided as of February 28, 2004. We expect all of the $1.5 million in deferred revenue to be recognized in 2004.

At December 31, 2003, Jabber’s cash and cash equivalents were $5.38 million, which represented an increase of $5.05 million over $331,000 in cash and cash equivalents at December 31, 2002. The increase was primarily from $5 million in gross proceeds Jabber received from the sale of its series D convertible preferred stock in March 2003 and $255,000 of cash provided by operations for 2003, which was a $3.77 improvement when compared to $3.52 million in cash used to fund Jabber’s operations for 2002.

We believe Jabber is adequately funded through cashflow break-even, which we expect to occur in the fourth quarter of 2004. Jabber’s projected use of cash is predicated on Jabber meeting its revenue projections and managing its expense levels to budgeted amounts. Based on Jabber’s current financial forecasts, revenues for 2004 are forecasted to be almost $9 million, with software license fees projected to be 60% of net revenues, and operating expenses for 2004 are also forecasted to be almost $9 million. Jabber has a limited operating history upon which to base its projections, particularly its revenue projections, and there can be no assurance that Jabber will be able to meet its projections for revenues and expenses. In addition, since many of Jabber’s expenses are fixed or must be incurred in advance of revenues, Jabber’s working capital requirements could increase significantly over projected levels if Jabber does not meet its revenue projections. Therefore, Jabber may require more cash for its operations than our current projections indicate. In this circumstance, Jabber may have to seek additional funding or reduce its operating activities.

Net Loss Applicable to Common Stockholders:

Net loss applicable to common stockholders was $2,187,634 for the year ended December 31, 2003, compared to $8,542,792 for the year ended December 31, 2002. The decrease in losses for 2003 was primarily from (i) a reduction of $1,983,000 in losses we recorded in connection with our investment in Jabber; (ii) a reduction in operating expenses of $871,000; (iii) recording non-cash expenses in the first quarter of 2002 related to our 10% convertible note payable for loss on debt extinguishment of $1,163,000 and interest expense of $514,000; (iv) recording $649,000 of non-cash accretion expense in 2002 on our preferred stock securities; and (v) recording $1,572,000 of non-cash interest income in the first quarter of 2003 related to the conversion of notes and issuance of Jabber securities to us. These reductions were partially offset by preferred stock dividends we earned from Jabber and income we recorded in 2002 of $257,000 from creditor concessions. Before recording losses from Jabber, we expect Webb’s losses to be approximately $875,000 for 2004.

Twelve Months Ended December 31, 2002 and 2001

Due to the termination of our AccelX business segment on October 16, 2001, continuing operations of Webb for 2002 and 2001 refer to the Jabber business segment and Webb’s corporate activities. Jabber commenced operations in May 2000, and was a development-stage enterprise through March 2001, at which time it released its initial proprietary IM software product.

Revenues:

Jabber earns revenues from licensing of its IM software, fees for maintenance and support contracts and fees from professional services agreements, which are generally associated with licensing contracts.

Jabber’s total revenue for the year ended December 31, 2002, increased to $3,392,782 compared to $1,079,337 for the year ended December 31, 2001. The revenue mix between license fees and services in 2002 was 60% and 40%, respectively, compared with 71% and 29%, respectively, for 2001. Contributing to the change in the revenue mix between years were two professional service agreements for which there was no related license revenue. Taking these two contracts into account, the mix between license fees and services is 72% and 28%, respectively. The significant increase in revenues in 2002 is primarily due to revenues earned from licensing Jabber’s proprietary IM software products, which were initially released in March 2001 and associated professional service revenues earned in connection with integrating and customizing Jabber’s products. Prior to March 2001, Jabber earned revenue primarily from professional service contracts for the customization of the open-source IM software.

Components of net revenues from continuing operations and cost of revenues, which excludes any allocation of depreciation or amortization expense, are as follows:

	Years Ended December 31,
	2002	2001
Net revenues:
Licenses	$2,036,081	$767,556
Professional services fees	1,048,278	191,861
Support and maintenance fees	308,423	119,920

Total net revenues	$3,392,782	$1,079,337

Cost of revenues:
Cost of licenses	652	—
Cost of professional services	951,804	409,273
Cost of support and maintenance	153,533	281,938

Total cost of revenues	1,105,989	691,211

Gross margin	$2,286,793	$388,126

License revenues represent fees earned for granting customers licenses to use Jabber software products. During the third quarter of 2001, Jabber began licensing products based on a perpetual license, registered user pricing model. License revenues for the year ended December 31, 2002, were $2,036,081, which represents a 165% increase when compared with $767,556 for the year ended December 31, 2001. The increase was a result of stronger demand for Jabber’s products and additional license purchases from existing customers, which represented 49% of license revenues during the 2002 twelve-month period. Software revenue recognized in 2001 was primarily from licenses to two customers, including France Telecom, a related party.

Professional service revenue represents fees earned for custom programming, installation and integration services of Jabber software products, generally with larger enterprise organizations and consulting services. Professional service revenues were $1,048,278 for the year ended December 31, 2002, compared with $191,861 for the year ended December 31, 2001. Revenues recognized from professional services in 2002 was primarily from (i) a customization contract with Euro RSCG of $230,668; (ii) a consulting contract with France Telecom, a related party, of $372,418; (iii) a customization and integration contract with AT&T of $190,800; and (iv) a customization contract with Lehman Brothers of $146,497.

Support and maintenance fee revenues are derived from annual support and maintenance contracts associated with the sale of Jabber’s software products and customized month-to-month support agreements with customers generally billed on a time and materials basis. Annual fees for support and maintenance are generally 15% to 18% of the license fee revenue and the related revenue is recognized over the term of the contract. Customers may purchase support and/or maintenance contracts for which they receive telephone support and product updates and upgrades during the term of the agreement. Customers are not obligated to purchase support and maintenance. Support and maintenance fees were $308,423 for the year ended December 31, 2002 compared with $119,920 for the year ended December 31, 2001. Support and maintenance fee revenues in 2002 were derived from annual support and maintenance agreements sold in connection with the licensing of Jabber’s software, while revenues in 2001 were primarily from custom support contracts which were billed at a fixed price or on a time and material basis and were for a fixed number of hours or a fixed period of time, generally less than two months.

In February 2002, Jabber and France Telecom (collectively France Telecom and its subsidiaries or affiliates, “FT”), an investor in Jabber, entered into a $455,000 fixed-priced consulting agreement whereby Jabber provides professional consulting services for general IM technology as well as IM technology integration with FT proprietary product offerings to FT. During 2002, Jabber billed FT $384,772 in fees, of which $372,418 was recognized as revenue with the remaining $12,354 being deferred until 2003. At December 31, 2002, all of the revenue recognized in 2002 had been collected, except for $37,932, which was collected in January 2003.

In October 2001, FT licensed Jabber’s commercial server software and entered into an annual maintenance and support agreement. Jabber recognized $87,800 in license revenue in 2001 and $19,166 and $31,039 in 2002 and 2001, respectively, from the maintenance and support agreement. In October 2002, Jabber entered into an agreement with FT to amend the license agreement whereby FT purchased a user-based license including the first year of support and maintenance for $500,000. In addition, FT had an option to purchase additional licenses under this agreement. During March 2003, FT exercised the option to purchase additional user licenses and related maintenance and support for $3,000,000 which was paid in four equal quarterly payments in 2003. During 2002, we recognized $425,000 in license revenue and $15,625 in maintenance and support revenue from FT. At December 31, 2002, all of the fees from the FT license and maintenance and support agreements in effect in 2002 had been collected.

Cost of Revenues:

Cost of license revenues for the 2002 twelve-month period were $652 and consisted of shipping costs to deliver software products net of amounts billed to customers.

Cost of professional service revenues consists of compensation costs and consulting fees associated with performing custom programming, installation and integration services for Jabber’s customers. Cost of professional service revenues was $951,804 for the year ended December 31, 2002, or 91% of net professional service revenues, compared to $409,273, or 213% of net professional service revenues for the year ended December 31, 2001. Direct project expenses for 2002 were $893,841 on revenues of $1,048,278 representing a gross margin of 15%, compared to direct project expenses of $130,411 on revenues of $191,861 representing a gross margin of 32% for the year ended December 31, 2001. The decrease in direct project gross margin in 2002 is a result of two loss contracts in which our costs exceed revenues by $201,585. In October 2002, we signed a license contract valued at $157,500 with a customer in the financial services industry. In connection with this contract, we agreed to perform significant professional services in order to develop functionality for our software products required by this customer and the financial services industry in general. The cost of the professional services for this contract exceeded revenues by $164,351. We incurred these costs to facilitate the development of our software products to add functionality we believe will lead to additional sales to customers in the financial services industry. We also entered into a fixed price professional services arrangement in the third quarter of 2002 in which our costs exceeded revenues by $37,234 as a result of additional work performed which was not anticipated by us in the initial scope of work. In the third quarter of 2002 we entered into an arrangement with a customer to provide a software solution, including custom programming services, in connection with Nokia’s Nokia Game. We recognized the license revenue and the professional services revenue on a percent-completed basis, which was 100% complete at year-end. We recognized a gross margin of 1.4% on the professional services portion of the contract. Including revenue from this contract that was recorded as license revenue, the gross margin on the entire contract was 49%. Excluding these three contracts, direct project costs of professional services revenues would have been 50% of net professional service revenues for 2002.

Cost of support and maintenance revenue was $153,533 for the year ended December 31, 2002, or 50% of net support and maintenance revenues, compared to $281,938, or 235% of net support and maintenance fees for the year ended December 31, 2001. The decrease in absolute dollars in 2002 was a result of cost saving measures we implemented in the third quarter of 2001 to reduce our fixed costs in this organization through the reduction in headcount by the consolidation of responsibilities, resulting in a reduction of $84,831 in compensation costs and $16,656 in consulting fees in 2002.

Operating Expenses:

Sales and marketing expenses consist primarily of employee compensation, cost of travel, advertising and public relations costs, trade show expenses, user conferences, and costs of marketing materials. Sales and marketing expenses were $1,827,190 for the year ended December 31, 2002, or 54% of net revenues, compared to $917,361, or 85% of net revenues for the year ended December 31, 2001. During the second quarter of 2002, Jabber opened a sales and marketing office in Europe in order to facilitate our European market and incurred $227,884 in costs, primarily employee compensation, associated with these operations in 2002. We also incurred $120,371 in additional cost, net of conference fees, in 2002 in connection with our European Jabber users conference. In addition, the increase in absolute dollars for 2002 was also attributable to (i) incurring $237,008 more in commission and bonus expense; (ii) an increase in compensation expense of $111,860 primarily due to the addition of a Vice President – Sales in 2002; (iii) an increase of $46,892 in travel expense due to increased pre-sales calls in 2002; (iv) an increase in contract labor of $49,690 primarily associated with telemarketing sales and business development activities; and (v) an increase in severance costs of $27,153 due to a reduction in staff in July and August of 2002.

Product development expenses consist primarily of employee compensation and programming fees relating to the development, maintenance and enhancement of the features and functionality of Jabber’s software products. During 2002 and 2001, all product development costs were expensed as incurred. Product development expenses were $2,193,881 for the year ended December 31, 2002, or 65% of net revenues, compared to $2,719,204 or 252% of net revenues for the year ended December 31, 2001. During 2002, we reduced headcount by four employees in the first eight months of 2002 and we reduced contracted labor costs by consolidating several management positions and replacing them with less expensive software engineers. As a result, in 2002 we reduced employee compensation expense and contract labor expense by $90,162 and $140,821, respectively. In addition, our product development group worked on more professional services contracts in 2002 in which $397,774 more in costs were charged to cost of professional service revenue. Product development expenses were further reduced in 2002 by (i) a decrease in travel expense of $12,146 and (ii) a decrease in employee relocation expense of $12,000. These decreases were partially offset by increases in 2002 by (i) $46,785 in purchased software costs we incorporated into our product offerings; (ii) bonus expense of $46,327; and (iii) $40,898 incurred for consulting fees related to Jabber’s efforts to have the Jabber XMPP protocol declared an internet standard by the Internet Engineering Task Force.

General and administrative expenses consist primarily of employee compensation, consulting expenses, fees for professional services, and non-cash expenses related to stock and warrants issued for services. General and administrative expenses were $3,694,568 for the year ended December 31, 2002, or 109% of net revenues, compared with $5,903,062, or 547% of net revenues for the year ended December 31, 2001. General and administrative expenses specifically related or allocated to Jabber were $2,185,957 for the year ended December 31, 2002, compared to $2,206,438 for the year ended December 31, 2001.

General and administrative expenses specifically related or allocated to Webb, primarily for general corporate activities, were $1,508,611 for the twelve-months ended December 31, 2002, compared with $3,696,624 for the year ended December 31, 2001. General and administrative expenses were reduced primarily as a result of cost saving measures implemented in the fourth quarter of 2001 and a general reduction in costs associated with supporting a smaller organization since the termination of our AccelX business in October 2001. We reduced headcount from 18 to five employees between the first quarter of 2001 and the second quarter of 2002, which resulted in a reduction in 2002 of $1,012,206 in compensation and other employee related and travel expenses. General and administrative expenses were further reduced in 2002 as a result of (i) a decrease of $351,250 in office rent due to the assignment of the lease to Jabber and a sublease of space from Jabber at a reduced monthly cost; (ii) incurring $321,080 less in registration penalty fees to an investor because of a delay in registering the shares of our common stock issuable upon conversion of our series C-1 preferred stock in 2001; (iii) a decrease of non-cash expense associated with stock and warrants issued for services of $294,945; (iv) a reduction of $254,016 in consulting fees incurred for investor relations; (v) a reduction of $180,576 for computer hardware and software expenses including support agreements and outsourced hosting services; and (vi) a decrease of $52,558 for contract labor associated with outsourced human resource and recruiting services incurred in 2001.

Depreciation and amortization was $1,215,794 for the year ended December 31, 2002, compared to $2,047,128 for the year ended December 31, 2001. During the year ended December 31, 2002, Jabber recorded amortization expense totaling $727,301, respectively, related to intangible assets compared to $1,546,749 for the year ended December 31, 2001. As of December 31, 2002, Jabber’s intangible assets were fully amortized.

Other Income and Expenses:

Interest income was $36,926 for the year ended December 31, 2002, compared to $118,479 for the year ended December 31, 2001. We earn interest by investing surplus cash in highly liquid investment funds or AAA or similarly rated commercial paper.

Interest expense was $637,184 for the year ended December 31, 2002, compared to $3,312,054 for the year ended December 31, 2001. The decrease in interest expense is a result of the repayment of a portion of our 10% convertible note payable and exchange of the balance into convertible preferred stock in March 2002; the repayment of short-term notes payable during the first quarter of 2002; and the conversion of the Jabber convertible note payable to Jabber’s common stock in April 2002. As of December 31, 2002, we did not have any remaining outstanding debt obligations. Interest expense is summarized in the following table:

	Years Ended December 31,
	2002	2001
10% convertible note payable	$551,263	$3,192,633
Short-term notes payable	62,503	42,442
Jabber convertible note payable	2,394	45,834
Other interest expense	21,024	31,145

Total interest expense	637,184	3,312,054
Non-cash interest expense	560,412	3,055,412

Net cash interest expense	$76,772	$256,642

A summary of non-cash interest expense is as follows:

	Years Ended December 31,
	2002	2001
10% convertible note payable
Amortization of financing costs	$135,388	$417,875
Amortization of discount	49,144	151,058
Principal-in-kind notes	—	9,900
Additional interest expense due to anti-dilution protection on conversion feature	255,060	2,394,234
Additional interest expense due to reset of second 10% convertible note payable warrant	74,086	—

Total non-cash interest expense on 10% convertible note payable	513,678	2,973,067

Convertible notes payable
Amortization of discount	29,976	15,738
Amortization of financing costs	—	21,000
Additional interest expense due to reset of warrant	14,364	—

Total non-cash interest expense on convertible note payable	44,340	36,738

Interest paid with issuance on notes payable on Jabber convertible note payable	2,394	45,607

Total non-cash interest expense	$560,412	$3,055,412

Loss on debt extinguishment was $1,162,934 for the year ended December 31, 2002. The loss on debt extinguishment was comprised of $625,164 resulting from consummating a transaction in March 2002, with the holder of our 10% convertible note in which $1,212,192 of the outstanding principal was exchanged for 1,984 shares of our series D preferred stock. The loss was calculated by multiplying the increase in the number of common shares issuable upon conversion by the fair market value of our common stock on the date the transaction closed. We recorded an additional loss on debt extinguishment of $537,770 for the value of the warrant issued in connection with the exchange for series D preferred stock. The value of the warrant was computed using the Black-Scholes option-pricing model.

Minority Interest:

Minority interest arises from the allocation of losses in Jabber to its minority stockholders. Minority stockholders of Jabber included holders of Jabber’s common stock, holders of Jabber’s series B preferred stock, and the holder of 25 shares of Jabber’s series C preferred stock. We allocated a portion of Jabber’s net losses to the minority shareholders to the extent of their share in the net assets of Jabber. For the year ended December 31, 2002, we allocated $2,049,257 of Jabber’s losses to its minority stockholders, compared to $389,509 for year ended December 31, 2001. As a result of the transaction entered into with FTTI as discussed below, losses allocated to minority interest for the 2002 twelve month period included $1,611,869 of Jabber’s losses allocated to FTTI which represents the difference between the Jabber losses allocated to FTTI prior to the transaction and the amount of Jabber losses that would have been allocated to FTTI had the transaction occurred from inception of the FTTI investment in Jabber (the FTTI catch-up).

On April 8, 2002, we entered into an agreement with Jabber and FTTI, pursuant to which Webb and FTTI agreed to convert substantially all of their respective shares of Jabber’s preferred stock into shares of Jabber’s common stock as of April 29, 2002. As part of the agreement, the pledge by Webb to FTTI of 1,400,000 shares of Webb’s Jabber preferred stock was terminated, Webb exchanged the principal and interest of a $1,100,000 note payable from Jabber for shares of Jabber’s common stock at $1.00 per share and FTTI converted the principal and interest on a Jabber convertible note for $100,000 into shares of Jabber’s common stock, also at $1.00 per share.

Additionally, Webb recorded $3,043,038 as an increase to additional paid-in capital in accordance with SAB 51. The amount was computed as the difference between FTTI’s minority interest balance after the transaction and allocation of the FTTI catch-up and multiplying Jabber’s net worth at April 29, 2002, by FTTI’s ownership percentage after the transaction.

In a separate transaction, Webb acquired all of the shares of Jabber’s common stock and preferred stock owned by DiamondCluster, valued at $759,503, in consideration for which Webb issued to DiamondCluster 911,645 shares of Webb’s common stock at $0.67 per share. The resulting difference between the value of the Webb shares issued and the value of the Jabber securities acquired was $122,451, resulting in a reduction in the cost basis for Jabber’s property and equipment and intangible assets, of $86,898 and $35,553, respectively. During the year ended December 31, 2002, we recorded $25,180 less in depreciation expense and $35,553 less in amortization expense as a result of this transaction.

Jabber common stock equivalents at April 29, 2002, before the April 2002 stock transactions were as follows:

Securities	Webb	FTTI	DiamondCluster	Others	Total
Series A preferred stock	8,050,000	750,000	—	—	8,800,000
Series B preferred stock and accrued dividends	—	4,428,710	733,253	—	5,161,963
Series C preferred stock and accrued dividends	8,464,038	—	—	26,397	8,490,435
Common stock	—	—	37,500	875,000	912,500

Total	16,514,038	5,178,710	770,753	901,397	23,364,898

Ownership percentage	70.7%	22.2%	3.3%	3.8%	100.0%

Jabber common stock equivalents at April 29, 2002, after the April 2002 stock transactions were as follows:

Securities	Webb	FTTI	DiamondCluster	Others	Total
Series A preferred stock	—	—	—	—	—
Series B preferred stock	—	100,000	—	—	100,000
Series C preferred stock	100,000	—	—	25,000	125,000
Common stock	18,290,232	5,185,712	—	876,397	24,352,341

Total	18,390,232	5,285,712	—	901,397	24,577,341

Ownership percentage	74.8%	21.5%	—	3.7%	100.0%

The common stock and series B preferred stock owned by FTTI was subject to anti-dilution protection should Jabber issue stock at less than $1.00 per share, or adjustment for stock splits, stock dividends and other similar transactions. In such an event, Jabber would incur a significant non-cash charge as a result of the issuance of additional shares to FTTI.

Preferred Stock Accretion Expense and Dividends:

The terms of our preferred stock grant the holders the right to convert the preferred stock into shares of our common stock at specified conversion prices. In each issuance of preferred stock, the conversion price has included a beneficial conversion feature because the value of the common stock resulting from a theoretical conversion of the preferred stock on the issuance date was greater than the allocated value of the preferred stock.

GAAP requires us to record the beneficial conversion feature, other deemed dividends, the value of warrants and, in most instances, the cash offering costs as additional preferred stock dividends. This non-cash charge to net loss applicable to common stockholders is labeled “Accretion of preferred stock to redemption value” in the accompanying statement of operations.

Accretion expense was $648,710 for the year ended December 31, 2002. We recorded accretion expense of $479,442 as a result of the reset of the conversion price of our series C-1 preferred stock in January 2002, from $2.50 per share to $1.00 per share. The accretion expense was calculated by multiplying the increase in the number of common shares issuable upon conversion by the fair market value of our common stock on the commitment date. The accretion expense was limited to the net proceeds from the sale of the series C-1 preferred stock less the total accretion expense recorded in previous periods. We also recorded accretion expense in 2002 of $148,259 and $21,009 for the resets of the series C-1 preferred stock and series B preferred stock warrants, respectively. The accretion expense was calculated by computing the difference between the warrant value immediately preceding and after the reset using the Black-Scholes option-pricing model.

During 2001, we recorded accretion expense totaling $3,048,414, including $1,970,558 related to the issuance of our series C-1 preferred stock and $886,069 related to the reset of the conversion price of our series B-2 preferred stock on February 28, 2001, and $191,788 in December 2001, from the exchange of 200 shares of series B-2 preferred stock for 350,205 shares of our common stock.

The series D junior preferred stock issued in the first quarter of 2002 was also subject to anti-dilution protection in the event we issue common stock at prices less than the current conversion price for the preferred stock or the then current price for our common stock and for stock splits, stock dividends and other similar transactions. The anti-dilution protection expired on January 17, 2004.

The terms of Jabber’s series B preferred stock provided for an 8% cumulative dividend. For the year ended December 31, 2002, we recorded $125,187 of preferred stock dividends, all of which are payable to third parties. In addition, Jabber’s series C preferred stock also provided for an 8% cumulative dividend. The series C preferred stock dividends totaled $419,217 for year ended December 31, 2002, respectively, of which $418,455 was eliminated in consolidation as the dividends were payable to Webb.

Net Loss Applicable to Common Stockholders:

Net loss applicable to common stockholders was $6,873,818 for the year ended December 31, 2002, compared with $24,528,457 for the year ended December 31, 2001. Jabber’s net loss applicable to common stockholders for the year ended December 31, 2002, was $5,275,830 including $324,671 in non-cash preferred stock dividend expense, compared with net loss applicable to common stockholders of $7,762,268 for the year ended December 31, 2001.

The decrease in losses for the year ended December 31, 2002, was primarily a result of (i) incurring $7,283,712 less in operating losses for our AccelX operations as a result of the termination of this business segment in October 2001; (ii) incurring $2,674,870 less in interest expense as the notes payable were either repaid or exchanged for preferred stock; (iii) an increase in Jabber’s gross margin of $1,898,667, primarily as a result of increased revenues and a change in the revenue mix from lower margin professional service fees to higher margin software license fee revenues; (iv) a decrease in operating expenses of $1,267,009 as a result of scaling back Webb operations; and (v) a decrease in depreciation and amortization expense of $855,003. These reductions in 2002 were partially offset by $1,162,934 more in non-cash charges related to a loss on debt extinguishment.

Included in net losses allocable to common stockholders were non-cash expenses for transactions related to acquisitions, financing, and securities we issued for services as summarized in the following table:

	Years Ended December 31,
	2002	2001
Amortization of intangible assets and goodwill	$691,748	$3,050,388
Impairment loss	—	2,025,322
Stock and warrants issued for services	74,893	652,069
Beneficial conversion feature, amortization of discount and financing costs to interest expense and non-cash interest related to the 10% convertible note payable	513,678	2,973,067
Amortization of discount and non-cash interest expense on short-term note payable	44,340	36,738
Loss on debt extinguishment	1,162,934	—
Preferred stock dividends	125,187	156,915
Accretion of preferred stock	648,710	3,048,414

Total	$3,261,490	$11,942,913

BUSINESS

General

Our sole business is the ownership of securities of Jabber, Inc., a company we formed in February 2000. Jabber is a commercial developer of extensible instant messaging software for enterprises, carriers and service providers that require real-time communication and collaboration solutions. Jabber’s products are based on the standardized extensible message and presence protocol, XMPP, developed by the Jabber.org open-source movement. Jabber instant messaging solutions differ from packaged and consumer instant messaging solutions in the ability of Jabber instant messaging to support and to be integrated with other applications and services.

We were incorporated under the laws of the State of Colorado on March 22, 1994. Our executive offices are located at 1899 Wynkoop, Suite 600, Denver, Colorado 80202, telephone number (303) 308-3180.

Jabber Financing

On March 19, 2003, France Telecom Technologies Investissements (FTTI), a wholly-owned subsidiary of France Telecom, Intel Capital Corporation (Intel), a wholly-owned subsidiary of Intel Corporation, and Webb purchased $7,200,000 worth of Jabber’s series D convertible preferred stock (series D preferred stock). Webb acquired its series D preferred stock in exchange for the cancellation of $2,200,000 in obligations owed to it by Jabber. The series D preferred stock is convertible into shares of Jabber’s common stock on a one-for-one basis. At March 31, 2003, Webb owned 18,390,232 shares of Jabber common stock and 7,705,779 shares of Jabber series D preferred stock, representing, on a fully converted basis, approximately 43% of Jabber’s outstanding capital stock.

The series D preferred stock purchase agreement contemplated the potential sale of approximately $5,500,000 worth of additional shares of series D preferred stock on the same terms as the original purchases by Webb, FTTI and Intel, including up to $2,500,000 worth of series D preferred stock pursuant to an option which would have been granted to Webb if a sale to a venture capital investor had been consummated by November 30, 2003. The venture capital investor has not been identified and there can be no assurance that this sale will occur.

The series D preferred stock includes liquidation preferences which entitle the holders of the series D preferred stock on the liquidation of Jabber, including a sale of Jabber, to first be paid their original purchase price for the series D preferred stock and then to participate with holders of common stock on an as-converted basis in the distribution of the remaining proceeds. In the event that Jabber is acquired for a valuation greater than three times the purchase price of the series D preferred stock, then all shares of series D preferred stock would participate on an as-converted basis with the holders of Jabber’s common stock. The conversion price of the series D preferred stock would be adjusted on a weighted average basis in the event that Jabber sells shares of its common stock or securities convertible into or exercisable for common stock at a price less than the original purchase price for the series D preferred stock.

Without the prior approval of holders of 66  2/3% of the outstanding shares of Jabber’s series D preferred stock, Jabber may not engage in any transaction or arrangement for the distribution of Jabber’s securities to the public; permit any transaction which would result in any of the holders of the series D preferred stock owning more than 49% of Jabber’s outstanding shares of capital stock; or take any other action that would result in Jabber becoming a reporting company under the Securities Exchange Act of 1934. If an event has not occurred by January 1, 2005 that would permit Webb to distribute its Jabber securities to the Webb shareholders, Webb may require FTTI, on an annual basis until such an event shall have occurred, to sell Webb 1,000,000 shares of the Jabber common stock held by FTTI, at a purchase price equal to the conversion price for the series D preferred stock plus interest compounded at 15% per annum.

In connection with the transaction, an additional nominee of FTTI has been elected to the Jabber board of directors. The Jabber board of directors currently consists of two persons nominated by Webb, two persons nominated by FTTI and two individuals who were selected by Webb, FTTI and Intel.

Jabber, Inc.

The Market. Instant messaging (IM) combines communication, presence awareness and convenience to provide users with the opportunity for personal real-time interaction. Compared to the consumer segment, we believe that the commercial segment of the IM market has been under-served. IM adds to e-mail and telephone communications technologies presence management, buddy lists and collaboration on a small or large scale. IM enables users to know when someone is available for a conversation; buddy list management allows individuals to vary their availability for interaction depending on who is seeking to communicate with them; and presence management can extend beyond the desktop to mobile devices, allowing for “find me, follow me” services. Jabber is targeting the following markets:

•	Service Providers—Consumer to Consumer. Service providers, including Internet service providers, telecommunications carriers and portals are deploying IM solutions that they can own and install in their own data centers. This allows them to tailor the offering to the service being offered, offer their customers appropriate levels of security, and leverage their existing technology investments.

•	Business to Consumer. In the B2C market, a number of companies offering customer relationship management solutions have added real-time chat to their customer management capabilities. By capitalizing on the ability to interact in real-time, companies can decrease the time spent on simple questions, allowing for increased customer satisfaction, richer customer-client interaction and improved archiving capabilities.

•	Business to Business. The B2B IM market is focused on improving the efficiency of communications between buyers and suppliers. IM can be used to provide secure, archived communications, document transfer and improved auction/exchange capabilities. B2B exchanges generally are based on XML technology.

•	Employee to Employee. The basic E2E IM market takes advantage of real-time interaction to provide a complimentary communication tool to existing e-mail systems. More sophisticated E2E IM solutions can encompass groupware-style applications for document sharing and employee collaboration and management tools.

Jabber.org. Jabber.org was established in 1998 to create a new, open-source movement designed to bridge the proprietary IM networks by creating a single system capable of communicating with all IM networks and services. Jabber.org standardized on three key principles:

•	Open-source development. Jabber.org technology is based on open-source development taking place at www.jabber.org. As an open-source movement, anyone can leverage and contribute to the future of Jabber.org. As with other popular open-source initiatives, Jabber IM is based on modular software design which facilitates quick integration of new server logic and business practices, as well as the development of new sophisticated IM-based applications.

•	System, not a service. Jabber.org is committed to building a presence and messaging platform, not another consumer-focused IM service. Jabber IM, like e-mail, is based on a network of distributed servers which communicate with each other. As a system, it is believed that Jabber IM will be better able to accommodate differing business models, development of value-added applications and use in an application service provider environment.

•	XML technology. Jabber.org uses XML technology for transmitting presence and messaging status in order to have a standard-based structured document as part of the native protocol of the messaging platform. By standardizing on XML, Jabber IM systems have improved cross-platform compatibility and the ability to create enhanced applications around the concepts of message warehousing, message mining and anything that requires the routing of structured content.

In early 1999, Webb became the commercial sponsor of Jabber.org. Webb’s initial interest in the Jabber.org technology was based on Webb’s desire to leverage the Jabber IM platform to provide IM services for Webb’s former AccelX product line which also utilized XML technology. Webb formed Jabber, Inc. as a subsidiary on February 15, 2000, in order to commercialize Jabber IM separately from its former AccelX business.

Relationship of Jabber.org and Jabber. Open-source software is free in the sense that the software’s source code is freely available for inspection and modification. A condition to open-source licenses under which the software is made available is that anyone who makes an improvement or modification to the software generally must contribute the improvements and modifications back to the open-source community. At the core of the open-source community is a voluntary group of people dedicated to developing a variety of software packages. The community includes the engineers who create the software, the writers who document it and the designers who create the web sites that serve as the community’s home on the internet. Jabber is a commercial sponsor of the Jabber.org open-source movement. This sponsorship includes dedicating the services of a number of Jabber’s employees to work on XMPP-related projects and promoting the more rapid deployment of the XMPP protocol.

Jabber.org software is provided to the community and others under the Jabber Open Source License (JOSL), an Open Source Initiative approved open-source license. Like other open-source licenses, the JOSL requires that modifications or improvements to the core Jabber IM software be contributed back to the community. The JOSL, like some other more recent open-source licenses, has a narrower definition of derivative works than does the GNU General Public License, one of the first and best known open-source licenses. This allows code to be linked to the core open-source software without requiring that the linked code be covered by the JOSL and, therefore, to be made freely available. Software developed by Jabber may be released under the JOSL or under commercial license agreements that do not make the software code freely available. For example, the Jabber Commercial Server IM software is made available only pursuant to a commercial license which does not include free access to the source code. The Jabber Commercial Server software is, however, fully compatible with the free Jabber IM software.

Employees

At March 31, 2004, Webb had two employees, both in management positions. Webb contracts with Jabber for financial and accounting services.

Property and Facilities

Webb subleases from Jabber approximately 350 square feet of office space in Denver, Colorado, leased for a term ending in August 2004 at a base monthly rental of $1,300. Jabber leases approximately 21,400 square feet of office space in Denver, Colorado pursuant to a lease which expires in August 2004. Jabber is currently considering a number of alternatives for space following the termination of its current lease, including negotiating a new lease for a portion of the space it currently leases.

MANAGEMENT

Officers and directors of Webb are as follows:

Name	Age	Position
William R. Cullen	62	President, Chief Executive Officer, Chief Financial Officer and director – Webb; Director – Jabber
Lindley S. Branson	61	Vice President and General Counsel – Webb; Secretary and General Counsel – Jabber
Robert J. Lewis	73	Director
Richard C. Jennewine	65	Director
Robert R. Lacey	49	Director
Peter Ren	45	Director

William R. Cullen, has served as Webb’s President and Chief Executive Officer since October 2001, Chief Financial Officer since April 1999 and a director since March 1998. Mr. Cullen has served as a director of Jabber since February 2000. From March 1998 to April 1999, Mr. Cullen served as our Chief Operating Officer. From May 1997 to March 1998, Mr. Cullen worked as a consultant to businesses in the cable industry, including Webb. From April 1994 to May 1997, Mr. Cullen was Chairman and CEO of Access Television Network, Inc., a privately held company specializing in providing paid programming to local cable systems. From January 1992 to March 1994, Mr. Cullen was President and CEO of California News Channel, a programming project of Cox Cable Communications. From July 1984 to December 1991, Mr. Cullen was employed by United Artists Cable Corporation (and its predecessor United Cable Television Corporation) as Vice President of Operations and President of its subsidiary, United Cable of Los Angeles, Inc., and as its Senior Vice President of the Southwest Division. Prior to joining United Artists Cable Corporation, Mr. Cullen was President of Tribune Company Cable of California, Inc. and CEO of its United-Tribune Cable of Sacramento joint venture, served as a top financial officer of three companies and worked in banking.

Lindley S. Branson, joined Webb as Vice President and General Counsel in May 1999 and has served as Secretary and General Counsel of Jabber since its formation in February 2000. Mr. Branson has been a partner with the Minneapolis law firm of Gray, Plant, Mooty, Mooty & Bennett, P.A. for more than twenty years, with an emphasis in corporate finance, mergers and acquisitions and general corporate law.

Robert J. Lewis, has been a director of Webb since January 1996. Mr. Lewis retired in October 1995 after having spent 37 years in the cable television industry as an owner and developer of cable systems and senior executive with several cable television companies. Beginning in March 1997, however, and continuing through the present, Mr. Lewis has been the General Partner and Chief Executive Officer of InterMedia Partners, an inactive company which had been an operator of cable systems in Kentucky, Tennessee, North Carolina, South Carolina and Georgia. From 1987 until his retirement in 1995, Mr. Lewis was employed by Tele-Communications, Inc. (“TCI”), one of the largest cable television companies in the United States. Mr. Lewis served as a Senior Vice President of Corporate Development of TCI from 1991 to 1993 and as a Senior Advisor to TCI from 1993 until his retirement in 1995.

Richard C. Jennewine, has been a director of Webb since November 1996. From September 1995 until his retirement in December 1999, Mr. Jennewine was President-International Operations and Managing Director for Computer Aid, Inc. a leader in strategic outsourcing and information services consulting. From December 1991 to February 1995, Mr. Jennewine served as the Senior Vice President of the CONCORD Group, a privately held entrepreneurial group of 40 international enterprises. From January 1994 to February 1995, Mr. Jennewine served as the President of the Concord Trading Corporation, a company focusing on trading and business ventures in Asia, Russia, the Middle East and South America. Prior to these positions, Mr. Jennewine spent 26 years with IBM Corporation, including startup operations in mainland China.

Robert R. Lacey, has been a director of Webb since March 2002. Mr. Lacey has served since February 2002 as Director of Technology for Nerd Tech, an unincorporated subsidiary of Nerd Gas Company, LLC, a privately-held Casper, Wyoming oil and gas exploration company. From January 1998 through March 1999,

Mr. Lacey was a principal of Computer Engineers, LLC, and from March 1999 through February 2002, he was a principal of its successor, R&J Computer Consultants, both of which are privately-held consulting companies based in Casper, Wyoming. Mr. Lacey was employed as a computer consultant and technician by Touchtronics, Inc., a Casper, Wyoming privately-held computer hardware and software company, from October 1995 through January 1998.

Peter Ren, has been a director of Webb since March 2003. Mr. Ren has served as the President of Copier Technologies, Inc., a Trevose, Pennsylvania based provider of digital office solutions since 1982. Mr. Ren also provides consulting services in the areas of marketing and sales.

Committees of the Board of Directors

The Company’s board of directors has an audit committee and a compensation/nominating committee.

Robert J. Lewis, Richard C. Jennewine and Peter Ren are the current members of the audit committee of the board of directors. Messrs. Lewis and Jennewine are “financial experts,” as that term is used in the Exchange Act. All of the members are “independent” under the rules promulgated by the Nasdaq Stock Market. The audit committee represents the board in discharging its responsibilities relating to our accounting, reporting and financial control practices. The audit committee has general responsibility for review with management of our financial controls, accounting, and audit and reporting activities. It annually reviews the qualifications and engagement of our independent accountants, appoints the independent accountants, approves the scope of and fees for their services, and reviews the results of their audit and their management comment letters.

Richard C. Jennewine (Chairman), Robert J. Lewis, Robert R. Lacey and Peter Ren are the current members of the compensation/nominating committee, which oversees compensation for directors, officers and key employees of Webb, and identifies and selects nominees for directors.

Executive Compensation

The following table summarizes the annual compensation paid by Webb during years ended December 31, 2001, 2002, and 2003 to William R. Cullen, the Chief Executive Officer of Webb, and Lindley S. Branson, Webb’s other executive officer.

		Summary Compensation Table
		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other ($)	Securities Underlying Options		All Other Compensation
William R. Cullen (1)	2003	$221,375	—	—	150,000 shs.	(2)	—
Chief Executive Officer,	2002	$213,500	$140,000	—	400,000 shs.	(3)	—
President, Chief Financial Officer and a director	2001	$200,000	—	—	400,000 shs.		—

Lindley S. Branson (4)	2003	$178,062	—	—	75,000 shs.	(5)	—
Vice President and	2002	$172,417	$70,000	—	200,000 shs.	(3)	—
General Counsel	2001	$165,000	—	—	400,000 shs.		—

(1)	Webb reimburses Mr. Cullen for commuting expenses, which totaled $32,860 in 2003.
(2)	Does not include an option to purchase 500,000 shares of common stock that was granted to Mr. Cullen in 2003 and cancelled by mutual agreement of Webb and Mr. Cullen on March 23, 2004. Mr. Cullen received no consideration for the cancellation.
(3)	The vesting of the shares underlying the option was subject to performance-based criteria. The criteria was not met: one-half of the option expired on December 31, 2002; the other half expired on June 30, 2003.
(4)	Webb reimburses Mr. Branson for commuting expenses, which totaled $23,009 in 2003.

(5)	Does not include an option to purchase 400,000 shares of common stock that was granted to Mr. Branson in 2003 and cancelled by mutual agreement of Webb and Mr. Branson on March 23, 2004. Mr. Branson received no consideration for the cancellation.

Webb Stock Options

The following tables summarize the stock option grants and exercises during 2003 to or by the named executive officers and the value of all options held by the named executive officers as of December 31, 2003.

Option Grants During Year Ended December 31, 2003

Name	Number of Securities Underlying Options Granted		Percent of Total Options Granted to Employees During Year Ended December 31, 2003	Exercise Price ($/sh)	Expiration Date
William R. Cullen(1)	150,000	(2)	22%	$0.95	06/30/10
Lindley S. Branson(3)	75,000	(2)	11%	$0.95	06/30/10

(1)	Does not include an option to purchase 500,000 shares of common stock that was granted in 2003. The option was exercisable at $0.85 per share and would have expired on December 16, 2010. The option was cancelled by mutual agreement of Webb and Mr. Cullen on March 23, 2004. Mr. Cullen received no consideration for the cancellation.
(2)	The option becomes exercisable on June 4, 2008.
(3)	Does not include an option to purchase 400,000 shares of common stock that was granted in 2003. The option was exercisable at $0.85 per share and would have expired on December 16, 2010. The option was cancelled by mutual agreement of Webb and Mr. Branson on March 23, 2004. Mr. Branson received no consideration for the cancellation.

Aggregated Option Exercises During Year Ended December 31, 2003

and Option Values at December 31, 2003

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Options at December 31, 2003 (#) Exercisable /Unexercisable	Value of Unexercised In-The- Money Options at December 31, 2003 ($) (2) Exercisable / Unexercisable
William R. Cullen(3)	—	—	437,828 / 150,000	$124,000 / $1,500
Lindley S. Branson(4)	—	—	442,313 / 75,000	$124,000 / $750

(1)	The value realized is determined by multiplying the number of shares exercised by the favorable difference between the exercise price per share and the closing bid price per share on the date of exercise.
(2)	The value of unexercised in-the-money options is determined by multiplying the number of shares subject to such options by the favorable difference between the exercise price per share and $0.96, the closing price per share on December 31, 2003.
(3)	Does not include options to purchase an aggregate of 798,000 shares of common stock that were cancelled by mutual agreement of Webb and Mr. Cullen on March 23, 2004.
(4)	Does not include options to purchase 702,500 shares of common stock that were cancelled by mutual agreement of Webb and Mr. Branson on March 23, 2004.

Board of Director Compensation

Members of our board of directors do not receive cash compensation for their services as directors, but they are reimbursed for their reasonable expenses in attending board meetings. During 2003, we issued the following seven-year options to our non-employee directors for their services:

•	Robert J. Lewis received an option to purchase 50,000 shares at an exercise price of $0.89 per share. In addition, Mr. Lewis received an option to purchase 325,000 shares at an exercise price of $0.89 per share that was cancelled by mutual agreement of Webb and Mr. Lewis on March 23, 2004. Mr. Lewis received no consideration for the cancellation.
•	Richard C. Jennewine received an option to purchase 20,000 shares at an exercise price of $0.95 per share and an option to purchase 100,000 shares at an exercise price of $0.89 per share. In addition, Mr. Jennewine received an option to purchase 375,000 shares at an exercise price of $0.89 per share that was cancelled by mutual agreement of Webb and Mr. Jennewine on March 23, 2004. Mr. Jennewine received no consideration for the cancellations.
•	Robert R. Lacey received an option to purchase 50,000 shares at an exercise price of $0.89 per share. In addition, Mr. Lacey received an option to purchase 150,000 shares at an exercise price of $0.89 per share that was cancelled by mutual agreement of Webb and Mr. Lacey on March 23, 2004. Mr. Lacey received no consideration for the cancellation.
•	Peter Ren received an option to purchase 50,000 shares at an exercise price of $0.89 per share. In addition, Mr. Ren received an option to purchase 150,000 shares at an exercise price of $0.89 per share that was cancelled by mutual agreement of Webb and Mr. Ren on March 23, 2004. Mr. Ren received no consideration for the cancellation.

Employment Agreements

We have entered into employment agreements with William R. Cullen and Lindley S. Branson. The agreements terminate on March 1, 2005. If we (or a successor entity) terminate their employment without cause or if the employees terminate their employment for good reason, then we (or the successor entity) must continue to pay the employee’s salary in the month of termination and for the following nine months. The employment agreements restrict the employees’ ability to compete with us for a one-year period after the termination of employment.

Certain Transactions

William R. Cullen, our President, Chief Executive Officer, Chief Financial Officer and a director, owed us $172,773 as of March 31, 2004. This debt arose between April and November 2000 (prior to the passage of the Sarbanes-Oxley Act of 2002) and has not been modified since the obligation was incurred. The loan accrues interest at a rate of 8% per year, is full recourse and is payable on demand. We believe that this transaction is on terms no less favorable than could be obtained from an unaffiliated third party. The board of directors has determined that any permitted transactions with officers, directors or principal shareholders will be approved by the disinterested directors and will be on terms no less favorable than could be obtained from an unaffiliated third party. The board of directors will obtain independent counsel or other independent advice to assist in that determination.

PRINCIPAL AND SELLING SHAREHOLDERS

Information as of April 1, 2004 of the name, address and stockholdings of: (i) each person known by Webb to be a beneficial owner of more than five percent of our common stock; (ii) our directors; (iii) each executive officer named in the Summary Compensation Table; (iv) the selling shareholders; and (v) all executive officers and directors, as a group, is set forth below. Except as indicated below, we believe that each person has the sole (or joint with spouse) voting and investment powers with respect to such shares.

Name/Address of Shareholder/Director	Beneficial Ownership Before Offering(1)			Shares to be Sold		Beneficial Ownership After Offering(1)
	Shares		Percent			Shares		Percent
William R. Cullen 1899 Wynkoop, Suite 600 Denver, Colorado 80202	505,825	(2)	2.0%	—		505,825	(2)	1.9%

Robert J. Lewis 1899 Wynkoop, Suite 600 Denver, Colorado 80202	477,824	(3)	1.9%	—		477,824	(3)	1.8%

Richard C. Jennewine 1899 Wynkoop, Suite 600 Denver, Colorado 80202	548,300	(4)	2.1%	—		548,300	(4)	2.1%

Robert R. Lacey 1899 Wynkoop, Suite 600 Denver, Colorado 80202	150,000	(5)	*	—		150,000	(5)	*

Peter Ren 1899 Wynkoop, Suite 600 Denver, Colorado 80202	249,475	(6)	*	100,000	(7)	149,475	(8)	*

Jona, Inc. P.O. Box 949 Casper, Wyoming 82602	9,250,000	(9)	36.4%	7,450,000		1,800,000		6.9%

DiamondCluster International, Inc. (10) Suite 3000 875 North Michigan Avenue Chicago, Illinois 60611	904,000		3.6%	904,000		0		*

David Curtis 120 South Durbin Street Casper, Wyoming 82601	575,000	(11)	2.2%	575,000	(11)	0		*

Lindley S. Branson 1899 Wynkoop, Suite 600 Denver, Colorado 80202	467,313	(12)	1.8%	—		467,313	(12)	1.8%

Directors and executive officers as a group (six persons)	2,398,737	(13)	8.7%	100,000	(7)	2,298,737	(14)	8.1%

*	Less than one percent of shares outstanding.
(1)	In calculating percentage ownership, all shares of common stock which a named shareholder has the right to acquire within 60 days from the date of this prospectus upon exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of common stock owned by that shareholder, but are not deemed to be outstanding for the purpose of computing the percentage of common stock owned by any other shareholder.
(2)	Includes options for the purchase of 437,828 shares of common stock, but excludes options for the purchase of 150,000 shares of common stock that are not exercisable during the next 60 days.
(3)	Includes options for the purchase of 429,454 shares of common stock.
(4)	Includes options for the purchase of 543,300 shares of common stock.
(5)	Consists of options to purchase 150,000 shares of common stock.

(6)	Includes warrants and options to purchase 200,000 shares of common stock.
(7)	Consists of warrants to purchase 100,000 shares of common stock.
(8)	Includes options to purchase 100,000 shares of common stock.
(9)	Does not include 15,000 shares of common stock owned by Neil A. McMurry and his spouse. Mr. McMurry, who is the sole shareholder, president and director of Jona, Inc., is deemed to be the beneficial owner of Webb’s securities owned by Jona.
(10)	DiamondCluster International, Inc. is a publicly traded company whose common stock is quoted on the Nasdaq National Market System under the symbol “DTPI.”
(11)	Consists of warrants to purchase 575,000 shares of common stock.
(12)	Includes options for the purchase of 442,313 shares of common stock, but excludes options for the purchase of 75,000 shares of common stock that are not exercisable during the next 60 days.
(13)	Includes warrants and options for the purchase of 2,202,895 shares of common stock, but excludes options for the purchase of 225,000 shares of common stock that are not exercisable during the next 60 days.
(14)	Includes options for the purchase of 2,102,895 shares of common stock, but excludes options for the purchase of 225,000 shares of common stock that are not exercisable during the next 60 days.

A total of 9,029,000 shares of common stock are being offered for sale under this prospectus by Jona, Inc., David Curtis, Peter Ren and DiamondCluster International, Inc.

During the period January through March 2002, Jona, Inc. acquired 7,500,000 shares and warrants to purchase 10,000,000 shares of common stock under a January 17, 2002 securities purchase agreement. Jona, Inc. paid a total of $7,500,000 for the shares and the warrants. As part of the purchase of the common stock and warrants under the securities purchase agreement, Jona, Inc. loaned Webb a total of $1,200,000 in December 2001 and January 2002, at an annual interest rate of 10%. On December 21, 2001, we issued Jona, Inc. a warrant to purchase 60,000 shares of common stock at an exercise price of $1.00 per share as partial consideration for these loans. On October 21, 2003, Jona, Inc. agreed to exchange the warrants for 1,800,000 shares of Webb common stock. The exchange was closed on November 12, 2003. The 1,800,000 shares received by Jona in the exchange are restricted shares under federal and state securities laws. We are under no obligation to register them for resale by Jona and they are not a part of the shares offered for sale by Jona under this prospectus.

The Jona, Inc. securities purchase agreement required Webb to: (1) amend its Bylaws to require the unanimous consent and approval of all members of the board of directors in attendance at a duly convened meeting of the board of directors prior to (i) incurring indebtedness for borrowed money, if such borrowing would result in Webb’s then outstanding liability for all such then outstanding borrowings to exceed $1,000,000; (ii) taking any action that results in the redemption of any of Webb’s outstanding shares of common stock or preferred stock; (iii) approving any merger, other corporate reorganization, sale of control of Webb or any transaction in which substantially all of the assets of Webb are sold; or (iv) approving an amendment to or waiving any of the provisions of Webb’s articles of incorporation or bylaws; and (2) use its best efforts to cause two nominees of Jona, Inc. to be elected to the board of directors so long as Jona, Inc. beneficially owns 25% or more of Webb’s common stock. There is currently one nominee of Jona serving on our board of directors, Robert R. Lacey. The securities purchase agreement also requires us to register for resale by Jona, Inc. the 7,500,000 shares of common stock. Jona has sold 50,000 of the shares we registered, so 7,450,000 shares are being offered under this prospectus.

Mr. Curtis received a warrant to purchase 575,000 shares as consideration for his assistance in the sale of the securities to Jona, Inc. and Mr. Ren received a warrant to purchase 100,000 shares of our common stock for services, including his assistance in the sale of the securities to Jona, Inc. Each warrant is exercisable at $1.00 per share. Mr. Curtis’ warrant expires in March 2007 and Mr. Ren’s warrant expires in April 2007. The warrants are identical in all other regards to that issued to Jona, Inc. Mr. Curtis is offering 575,000 shares of common stock under this prospectus, all of which are issuable upon the exercise of the warrant he holds. Mr. Ren is offering 100,000 shares of common stock under this prospectus, all of which are issuable upon the exercise of the warrant he holds. We agreed to register for resale by Messrs. Curtis and Ren the shares issuable upon exercise of the warrants.

The warrants held by Messrs. Curtis and Ren contain an anti-dilution provision, so that if we issue common stock below $1.00 per share during the term of the warrants, the exercise price of the warrants will be reduced according to a formula based on value of the common stock issued below $1.00 compared to the value of our common stock already outstanding. The anti-dilution provision is subject to exceptions, including shares issuable: (i) upon options issued under stock option plans; (ii) in a merger, acquisition or strategic investment; (iii) under a derivative security already existing when the warrants were issued; or (iv) a firm-commitment secondary offering of our common stock. The warrants contain a cashless exercise provision, so that instead of paying cash to exercise the warrants, the holder will receive shares upon surrendering a portion of the warrant deemed to be worth the value of the stock to be issued upon the exercise.

DiamondCluster International, Inc. acquired 911,645 shares of Webb common stock in April 2002 when it exchanged 690,000 shares of series B convertible preferred stock and 35,000 shares of common stock it owned in Jabber, Inc., a subsidiary of Webb. DiamondCluster originally acquired the Jabber stock in July 2000. The exchange agreement with DiamondCluster International, Inc. requires us to register the common shares for resale by DiamondCluster. DiamondCluster has sold 7,645 shares for sale so far. This prospectus is offering the remaining 904,000 shares held by DiamondCluster for sale.

DESCRIPTION OF SECURITIES

General

Our articles of incorporation authorize our board of directors to issue 65,000,000 shares of capital stock, including 60,000,000 shares of common stock and 5,000,000 shares of preferred stock, with rights, preferences and privileges as are determined by our board of directors.

Common Stock

As of March 31, 2004, we had 25,433,522 shares of common stock outstanding. All outstanding shares of our common stock are fully paid and non-assessable and the shares of our common stock offered by this prospectus will be, upon issuance, fully paid and non-assessable. The following is a summary of the material rights and privileges of our common stock.

Voting. Holders of our common stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, including the election of directors. The holders of more than 50% of the voting power of our common stock issued and outstanding and entitled to vote and present in person or by proxy, and any preferred stock issued and outstanding and entitled to vote and present in person or by proxy, constitute a quorum at all meetings of our shareholders. The votes of the holders of shares of common stock, present or represented at the meeting and of any preferred stock present or represented at the meeting and entitled to vote at the meeting, will decide any question brought before the meeting, except when Colorado law, our articles of incorporation, or our bylaws require a greater vote and except when Colorado law requires a vote of any preferred stock issued and outstanding, voting as a separate class, to approve a matter brought before the meeting. Holders of our common stock do not have cumulative voting for the election of directors.

Dividends. Holders of our common stock are entitled to dividends when, as and if declared by the board of directors out of funds available for distribution. The payment of any dividends may be limited or prohibited by loan agreement provisions or priority dividends for preferred stock that may be outstanding.

Preemptive Rights. The holders of our common stock have no preemptive rights to subscribe for any additional shares of any class of our capital stock or for any issue of bonds, notes or other securities convertible into any class of our capital stock.

Liquidation. If we liquidate or dissolve, the holders of each outstanding share of our common stock will be entitled to share equally in our assets legally available for distribution to our shareholders after payment of all liabilities and after distributions to holders of preferred stock legally entitled to be paid distributions before the payment of distributions to holders of our common stock.

Series D Junior Convertible Preferred Stock

As of March 31, 2004, we had 734 shares of series D junior convertible preferred stock outstanding. The series D junior convertible preferred stock does not bear dividends and does not entitle the holders to any voting rights except as required by Colorado law. The following is a summary of the material terms of the series D junior convertible preferred stock.

Conversion. The preferred stock is convertible into common stock unless the conversion would result in the holder being a beneficial owner of more than 4.99% of our common stock. The current conversion price is $1.00 per share. The conversion price is subject to anti-dilution protection if we issue our common stock at prices less than the conversion price for the preferred stock or the then current price for our common stock and for stock splits, stock dividends and other similar transactions. If the conversion price is reduced, we may be required to record a charge to income.

Liquidation Preference. If we liquidate, dissolve or wind-up our business, whether voluntarily or involuntarily, after we pay our debts and other liabilities, the holder of the preferred stock will be entitled to receive from our remaining net assets, before any distribution to the holders of our common stock, the amount of $1,000 per share.

PLAN OF DISTRIBUTION

The sale of the shares offered by this prospectus may be made in the over-the-counter electronic bulletin board or other over-the-counter markets at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. These shares may be sold by one or more of the following:

•	A block trade in which the broker or dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.
•	Purchases by a broker or dealer as principal and resale by a broker or dealer for its account using this prospectus.
•	Ordinary brokerage transactions in which the broker does not solicit purchasers and transactions in which the broker does solicit purchasers.
•	Transactions directly with a market maker.
•	In privately negotiated transactions not involving a broker or dealer.

Each sale may be made either at market prices prevailing at the time of the sale, at negotiated prices, at fixed prices which may be changed, or at prices related to prevailing market prices.

The selling shareholders may also resell all or a portion of the shares offered by this prospectus in open market transactions in reliance upon Section 4(1) of the Securities Act or Rule 144 under the Securities Act rather than by this prospectus.

Brokers or dealers engaged by selling shareholders to sell the shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell the shares will receive compensation in the form of commissions or discounts in amounts to be negotiated immediately before each sale. These brokers or dealers and any other participating brokers or dealers may be determined to be underwriters within the meaning of the Securities Act of 1933, as amended. We will receive no proceeds from any resales of the shares offered by this prospectus, and we anticipate that the brokers or dealers, if any, participating in the sales of the shares will receive the usual and customary selling commissions.

The selling shareholders may enter into hedging transactions. Persons with whom it enters into hedging transactions may engage in short sales of our common stock. The selling shareholders may engage in short sales of our common stock and transactions involving options, swaps, derivatives and other transactions involving our securities or its investments in those securities, and may sell and deliver the shares covered by this prospectus under agreements to undertake these transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions that may resell those shares. The selling shareholders may pledge its shares to secure borrowings. Upon delivery of the shares or a default by a selling shareholder, the broker-dealer or financial institution may offer and sell the pledged shares.

To comply with the securities laws of some states, if applicable, the shares will be sold in those states only through brokers or dealers. The shares may not be sold in some states unless they have been registered or qualified for sale in those states or an exemption from registration or qualification is available and is complied with.

If necessary, the specific shares of our common stock to be sold, the name of the selling shareholder, the purchase and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts will be disclosed in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We entered into registration rights agreements with the selling shareholders. The registration rights agreement requires us to register the shares of our common stock under applicable federal and state securities laws. The registration rights agreement with Jona, Inc. provides for cross-indemnification of Jona, Inc. and us and each party’s directors, officers and controlling persons against liability for the offer and sale of the common stock, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the parties may be required to make. We have agreed to indemnify and hold harmless Jona, Inc. from liability under the Securities Act of 1933, as amended.

The rules and regulations in Regulation M under the Securities Exchange Act of 1934, as amended, provide that during the period that any person is engaged in the distribution within the meaning of Regulation M of our common stock, that person usually may not purchase shares of our common stock. The selling shareholders are subject to the rules and regulations of the Securities Act of 1933, as amended, and Securities Exchange Act of 1934, as amended, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by Jona, Inc. The prohibition on purchases under Regulation M may include purchases to cover short positions by the selling shareholders, and the failure by a selling shareholder to cover a short position at a lender’s request and purchases by the lender in the market of shares to cover such a short position may constitute an inducement to buy those shares prohibited by Regulation M. This may affect the marketability of the common stock.

We will bear all expenses of the offering of the common stock, except that the selling shareholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, and the fees and disbursements of its counsel and experts.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also obtain copies of this material from the SEC’s Internet site located at http://www.sec.gov.

Our annual report on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, and all amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, on or through our Internet website located at www.webb.net, as soon as reasonably practicable after they are filed with or furnished to the Securities and Exchange Commission. You may also request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

Shareholder Services

Webb Interactive Services, Inc.

1899 Wynkoop

Suite 600

Denver, Colorado 80202

(303) 308-3227

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. The selling shareholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

LEGAL MATTERS

Gray, Plant, Mooty, Mooty & Bennett, P.A., Minneapolis, Minnesota, has issued an opinion about the legality of the shares registered by this prospectus. Lindley S. Branson, a principal of Gray, Plant, Mooty, Mooty & Bennett, P.A., serves as our executive vice president and general counsel. Mr. Branson holds 25,000 shares of our common stock, and options to purchase an additional 517,313 shares.

EXPERTS

The consolidated financial statements of Webb Interactive Services, Inc. at December 31, 2003 and 2002, and for the years then ended, appearing in this prospectus and the registration statement have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGES IN ACCOUNTANTS

On July 1, 2002, Arthur Andersen LLP was dismissed as our independent accountant and Ernst & Young LLP was appointed as the new independent accountant for the year ending December 31, 2002. The decision to dismiss Arthur Andersen and to appoint Ernst & Young was recommended by the Audit Committee of the Board of Directors and was approved by the Board of Directors on July 1, 2002.

Arthur Andersen’s reports on Webb’s financial statements for the two fiscal years ended December 31, 2001 and December 31, 2000, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to audit scope or accounting principles, or, with respect to the year ended December 31, 2001, modified for uncertainty. Its report on our financial statements for the fiscal year ended December 31, 2000, did contain a going concern uncertainty modification.

During the fiscal years 2000 and 2001, and the period from January 1, 2002 through July 1, 2002, there were no disagreements between Webb and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen, would have caused it to make reference to the subject matter of the disagreements in connection with its audit reports.

INDEMNIFICATION

Our articles of incorporation provide that we shall indemnify, to the full extent permitted by Colorado law, our directors, officers, employees or agents who are made, or threatened to be made, a party to a proceeding against judgments, penalties, fines, settlements and reasonable expenses if specified standards are met. Although indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons under these provisions, we have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933, as amended, is against public policy as expressed in that act and is unenforceable.

Our articles of incorporation also limit the liability of our directors to the fullest extent permitted by the Colorado law. Specifically, our articles of incorporation provide that our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

•	Any breach of the duty of loyalty to us or our shareholders;
•	Acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;
•	Dividends or other distributions of corporate assets that are in contravention of specified statutory or contractual restrictions;
•	Violations of specified laws; or
•	Any transaction from which the director derives an improper personal benefit.

Item 7. FINANCIAL STATEMENTS.

WEBB INTERACTIVE SERVICES, INC.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Webb Interactive Services, Inc.:

We have audited the accompanying consolidated balance sheets of Webb Interactive Services, Inc. and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Denver, Colorado,

February 10, 2004,

except for Note 10, as to which the date is

March 23, 2004.

WEBB INTERACTIVE SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$559,590	$1,714,077
Accounts receivable, net	—	695,378
Prepaid expenses	12,957	172,848
Notes receivable from Company officer (Note 3)	134,130	147,476
Note receivable from Jabber	136,479	—
Short-term deposits and other current assets	—	46,014

Total current assets	843,156	2,775,793
Investment in Jabber (Note 4)	1,591,985	—
Property and equipment, net (Note 5)	258,834	974,267

Total assets	$2,693,975	$3,750,060

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$23,246	$510,511
Accrued compensation, benefits and payroll taxes	71,928	446,982
Deferred revenue	—	516,303

Total current liabilities	95,174	1,473,796
Commitments and contingencies
Minority interest in subsidiary	—	118,337
Stockholders’ equity:
Preferred stock, no par value, 5,000,000 shares authorized:
Series D junior convertible preferred stock, 784 and 2,584 shares issued and outstanding, respectively, liquidation preference of $1,000 per share	600,049	1,977,713
Common stock, no par value, 60,000,000 shares authorized, 25,268,167 and 21,668,167 shares issued and outstanding, respectively	105,654,866	103,644,832
Warrants and options	14,643,282	19,448,886
Accumulated other comprehensive loss	(3,668)	(17,421)
Accumulated deficit	(118,295,728)	(122,896,083)

Total stockholders’ equity	2,598,801	2,157,927

Total liabilities and stockholders’ equity	$2,693,975	$3,750,060

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

WEBB INTERACTIVE SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2003	2002
Net revenues	$646,613	$3,392,782

Operating expenses:
Cost of revenues	161,899	1,105,989
Sales and marketing	356,983	1,827,190
Product development	590,569	2,193,881
General and administrative	1,240,896	3,694,568
Depreciation and amortization	205,702	1,215,794

	2,556,049	10,037,422

Loss from operations	(1,909,436)	(6,644,640)
Interest income	18,928	36,926
Loss from investment in Jabber (Note 4)	(306,809)	—
Interest expense	—	(637,184)
Loss on extinguishment of 10% convertible note payable (Note 6)	—	(1,162,934)
Other income, net (Note 14)	6,974	258,654

Net loss before minority interest	(2,190,343)	(8,149,178)
Minority interest in losses of subsidiary	2,709	2,049,257

Net loss	(2,187,634)	(6,099,921)
Preferred stock dividends	—	(125,187)
Accretion of preferred stock to stated value (Note 9)	—	(648,710)

Net loss applicable to common stockholders	$(2,187,634)	$(6,873,818)

Net loss applicable to common stockholders per share, basic and diluted	$(0.10)	$(0.36)

Weighted average shares outstanding, basic and diluted	23,013,372	19,301,937

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

WEBB INTERACTIVE SERVICES, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Preferred Stock		Common Stock		Warrants and Options	Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances, January 1, 2002	2,500	$2,450,000	11,331,522	$93,155,341	$15,010,930	$(5,049)	$(116,022,265)	$(5,411,043)
Common stock and common stock purchase warrants issued in private placement	—	—	5,000,000	2,370,205	2,629,795	—	—	5,000,000
Value of common stock purchase warrants issued for offering costs	—	—	—	(1,099,213)	1,099,213	—	—	—
Exercise of common stock purchase warrant	—	—	2,500,000	1,185,102	1,314,898	—	—	2,500,000
Common stock purchase warrant issued with short-term note payable	—	—	—	—	29,976	—	—	29,976
Exchange of 10% convertible note payable for series D junior preferred stock	1,984	1,078,497	—	—	—	—	—	1,078,497
Conversion of preferred stock to common stock	(1,900)	(1,550,784)	1,900,000	1,550,784	—	—	—	—
Common stock purchase warrant issued in connection with extinguishment of 10% convertible note payable	—	—	—	—	537,770	—	—	537,770
Interest expense on 10% convertible note payable from beneficial conversion feature	—	—	—	255,060	—	—	—	255,060
Beneficial conversion feature for reset on series C-1 preferred stock	—	—	—	479,442	—	—	(479,442)	—
Loss on debt extinguishment on exchange of 10% convertible note payable for series D junior preferred stock	—	—	—	625,164	—	—	—	625,164
Beneficial conversion feature for reset of preferred stock warrants	—	—	—	—	169,268	—	(169,268)	—
Interest expense for reset of second 10% convertible note payable warrant	—	—	—	—	74,086	—		74,086
Interest expense for reset of short-term note payable warrant	—	—	—	—	14,364	—	—	14,364
Purchase of minority interest in Jabber	—	—	911,645	610,802	—	—	—	610,802
Gain on re-capitalization of Jabber	—	—	—	3,043,038	—	—	—	3,043,038
Common stock and warrants issued for services	—	—	25,000	10,250	27,443	—	—	37,693
Cancellation of warrants	—	—	—	1,458,857	(1,458,857)	—	—	—
Preferred stock dividends from Jabber preferred stock	—	—	—	—	—	—	(125,187)	(125,187)
Foreign currency translation	—	—	—	—	—	(12,372)	—	(12,372)
Net loss	—	—	—	—	—	—	(6,099,921)	(6,099,921)

Comprehensive loss	—	—	—	—	—	—	—	(6,112,293)

Balances, December 31. 2002	2,584	1,977,713	21,668,167	103,644,832	19,448,886	$(17,421)	$(122,896,083)	$2,157,927
Issuance of common stock for cancellation of warrants:
Issuance of common stock	—	—	1,800,000	1,890,000	—	—	—	1,890,000
Cancellation of warrants	—	—	—	(3,850,202)	(4,827,787)		6,787,989	(1,890,000)
Gain on re-capitalization of Jabber	—	—	—	2,548,345	—	—	—	2,548,345
Conversion of preferred stock to common stock	(1,800)	(1,377,664)	1,800,000	1,377,664	—	—	—	—
Warrants and options issued for services	—	—	—	—	66,410	—	—	66,410
Cancellation of warrants	—	—	—	44,227	(44,227)	—	—	—
Other comprehensive loss	—	—	—	—	—	13,753	—	13,753
Net loss	—	—	—	—	—	—	(2,187,634)	(2,187,634)

Foreign currency translation	—	—	—	—	—	—	—	(2,174,261)

Balances, December 31, 2003	784	$600,049	25,268,167	$105,654,866	$14,643,282	$(3,668)	$(118,295,728)	$2,598,801

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

WEBB INTERACTIVE SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2003	2002
Cash flows from operating activities:
Net loss	$(2,187,634)	$(6,099,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	205,702	524,046
Amortization expense	—	691,748
Loss from investment in Jabber	306,809	—
Loss from extinguishment of 10% convertible note payable	—	1,162,934
Extraordinary income from creditor concessions	—	(257,061)
Minority interest in losses of subsidiary	(2,709)	(2,049,257)
Stock, warrants and stock options issued for services	66,410	74,893
(Gain) loss on sale and disposal of property and equipment	(7,621)	12,542
Bad debt expense	—	24,918
Accrued interest payable on convertible note payable	—	2,394
Interest expense from beneficial conversion features and warrants	—	343,510
Amortization of discounts and debt issuance costs	—	214,508
Changes in operating assets and liabilities:
Increase in accounts receivable	(404,246)	(276,291)
Decrease (increase) in prepaid expenses	45,578	(128,951)
Decrease in short-term deposits and other assets	37,011	22,848
(Increase) decrease in accounts payable and accrued liabilities	106,688	(373,162)
(Decrease) increase in accrued salaries and payroll taxes payable	(662)	81,435
Decrease in accrued interest payable	—	(48,632)
Increase in deferred revenue	653,287	323,711

Net cash used in operating activities	(1,181,387)	(5,753,788)

Cash flows from investing activities:
Proceeds from the sale of property and equipment	—	2,522
Purchase of property and equipment	(6,121)	(59,230)
Purchase of Jabber securities from third-party investors	(34,993)	—
Cash retained by Jabber at March 19, 2003	(68,991)	—
Collection of note receivable from Jabber	93,445	—
Collections from Jabber	20,477	—
Collection on notes receivable from Company officers	13,346	13,346

Net cash provided by (used in) investing activities	17,163	(43,362)

Cash flows from financing activities:
Payments on capital leases and convertible notes payable	—	(35,599)
Payment of short-term notes payable	—	(440,000)
Payment on 10% convertible note payable	—	(720,000)
Proceeds from issuance of common stock	—	7,500,000
Proceeds from issuance of short-term notes payable	—	300,000

Net cash provided by financing activities	—	6,604,401

Net (decrease) increase in cash and cash equivalents	(1,164,224)	807,251
Effect of foreign currency exchange rate changes on cash	9,737	(12,372)
Cash and cash equivalents, beginning of year	1,714,077	919,198

Cash and cash equivalents, end of year	$559,590	$1,714,077

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

WEBB INTERACTIVE SERVICES, INC.

STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,
	2003	2002
Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$125,405

Supplemental schedule of non-cash investing and financing activities:
Equity adjustment related to sale of Jabber stock	$2,548,345	$—
Preferred stock converted to common stock	$1,377,664	$1,109,784
Issuance of common stock for cancellation of warrants	$1,890,000	$—
Business software sold to Jabber in exchange for note receivable	$220,059	$—
Accretion of preferred stock to stated value and other deemed dividends	$—	$648,710
Preferred stock dividends on Jabber preferred stock	$—	$125,187
10% convertible note payable exchanged for series D junior preferred stock	$—	$1,078,497

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

WEBB INTERACTIVE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	ORGANIZATION AND BUSINESS

The sole business of Webb Interactive Services, Inc. (collectively the Company, Webb, we, us or our) is the ownership of securities of Jabber, Inc. (Jabber). At December 31, 2003, on an as-if converted basis, we owned 43.6% of Jabber’s common stock.

On March 19, 2003, Jabber issued 25,218,914 shares of its series D convertible preferred stock for $5 million in gross cash proceeds and the cancellation of $2.2 million of convertible notes payable to Webb. As a result of this transaction, Webb’s ownership in Jabber was reduced from 77.8% on an as-if converted basis prior to the transaction to 43.3% immediately after the transaction. With this change in ownership interest, Webb evaluated whether to continue the consolidation method of accounting for Jabber in its financial statements. Webb considered whether it continued to exercise control over the operations of Jabber based on its ownership percentage, voting rights, board of director seats and management influence. While Webb does exert significant influence, Webb has determined that it no longer exercises control over the operations of Jabber. As a result, after March 19, 2003, Webb ceased consolidating the financial results of Jabber in its financial statements and began to report its investment in Jabber under the equity method of accounting.

Jabber is a commercial developer of real-time communications software and instant messaging (“IM”) solutions offering proprietary, scalable extensible IM software solutions for carriers, service providers for OEM and ISV partners, and for large enterprises. We formed Jabber in February 2000, to commercialize the Jabber.org instant messaging system begun in 1998. We became the commercial sponsor of the Jabber.org open-source movement in September 1999. Jabber commenced operations in May 2000, and released its initial proprietary IM software product in March 2001. During 2003 and 2002, Jabber earned revenue from licensing its software, fees from support and maintenance agreements and fees from professional service contracts.

We have not been profitable since inception. Webb does not currently have a source of revenue but does incur operating expenses separate from those of Jabber. Our success depends upon the ability of Jabber to market its products and services and generate revenues sufficient to exceed its expenses. Because of the new and evolving nature of instant messaging technologies and Jabber’s early stage of development, we cannot be sure that its revenue model will prove to be viable, whether demand for its products and services will materialize at the prices it expects to charge, or whether current or future pricing levels will be sustainable. We have expended significant funds to develop Jabber’s current product offerings and Jabber anticipates continuing losses for at least 2004 as it further develops and markets its products in advance of market acceptance in sufficient quantities to achieve positive cash flow from operations.

We believe that the funds available at December 31, 2003, and the cost sharing arrangement between Webb and Jabber commencing April 1, 2003 (See Note 4), provide us with sufficient capital to operate Webb through at least April 2005. Webb is, in part, dependent on Jabber’s ability to sustain positive cash flows from operations, which is expected to occur in late 2005. There can be no guarantee that Jabber will be successful in marketing its products or that it will be able to achieve positive cash flow from operations.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statements

As a result of the March 19, 2003, Jabber financing transaction, on March 20, 2003, Webb ceased consolidating the financial results of Jabber with its financial statements and began to report its investment in Jabber under the equity method of accounting. As such, prior to March 20, 2003, and for the year ended December 31, 2002, the results of operations from Jabber were consolidated with Webb’s results of operations. During this time, all material intercompany balances and transactions were eliminated in consolidation. The net loss attributable to the minority stockholders’ interests, which relates to our Jabber subsidiary, is recorded based upon the minority interest share of the ownership of Jabber.

Estimates and Assumptions

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples include estimates of loss contingencies and the useful life of assets. Actual results and outcomes may differ from these estimates and assumptions.

Revenue Recognition

Revenues are generated from the license of Jabber’s software products, professional service arrangements and maintenance and support services. Software license revenue is recognized in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2 “Software Revenue Recognition” (“SOP 97-2”) and related interpretations and amendments as well as Technical Practice Aids issued from time to time by the AICPA.

Revenue from software arrangements is recognized only when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. Under certain circumstances, software license revenue is deferred until all criteria of SOP 97-2 are met. Certain arrangements contain provisions which result in the recognition of revenue from software licenses ratably over the term of the contract or in accordance with long-term contract accounting.

Revenue from professional services billed on a time and materials basis is recognized as the services are performed and amounts due from customers are deemed collectible and contractually non-refundable. Revenue from fixed price long-term contracts is recognized on the percentage of completion method for individual contracts. Revenues are recognized in the ratio that costs incurred bear to total estimated contract costs. The use of the percentage of completion method of revenue recognition requires estimates of percentage of project completion. Changes in job performance, estimated profitability and final contract settlements may result in revisions to costs and income in the period in which the revisions are determined. Provisions for any estimated losses on uncompleted contracts are made in the period in which such losses are determinable. In instances when the work performed on fixed price agreements is of relatively short duration, or if sufficiently accurate estimates of costs are not determinable at the outset of the arrangement, the completed contract method of accounting is used whereby revenue is recognized when the work is completed. Customer payments and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Revenue from maintenance and support agreements is recognized on a straight-line basis over the term of the related maintenance and support agreement.

For software arrangements with multiple elements, revenue is recognized using the residual method prescribed by SOP 98-9, “Modification of SOP 97-2 ‘Software Revenue Recognition’ with Respect to Certain Transactions.” Revenue applicable to undelivered elements, principally software maintenance, training and implementation services, is determined based on vendor specific objective evidence (“VSOE”) of the fair value of those elements. VSOE is established by the price of the element when it is sold separately (i.e., the renewal rate for software maintenance and normal prices charged for training and professional services). Revenue applicable to elements for which VSOE of fair value is not determinable is deemed equal to the remainder/residual amount of the fixed arrangement price. Assuming none of the undelivered elements and VSOE of fair value exists for all undelivered elements are essential to the functionality of any of the delivered elements, the residual revenue attributed to the delivered elements is recognized when all other criteria for revenue recognition for those elements have been met.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of 90 days or less that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates. The recorded amounts for cash equivalents approximate fair value due to the short-term nature of these financial instruments.

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, notes receivable and accounts receivable. We have no off balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We maintain our cash in the form of demand deposits with financial institutions that we believe to be of high credit quality.

Property and Equipment

Property and equipment is stated at cost or estimated fair value upon acquisition and depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally ranging from three to seven years. Maintenance and repairs are expensed as incurred and improvements are capitalized.

On January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 requires us to evaluate the carrying value of our long-lived assets and definite lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the estimated cost to sell the asset.

At December 31, 2002, the intangible assets, which consisted of technology utilized by Jabber acquired by Webb in a 1999 acquisition, were fully amortized. Jabber recorded amortization expense totaling $691,748 for the year ended December 31, 2002. Amortization expense was reduced in 2002 by $35,553 as a result of the step-down adjustment allocated to intangible assets resulting from Webb’s purchase of Jabber minority interests in April 2002 (See Note 4).

Cost of Revenues

Cost of revenues include nominal direct costs of delivering software, direct labor costs for maintenance and support and professional services, and an allocation of overhead costs. Costs of revenues does not include any allocation of depreciation or amortization expense.

Warranties

Jabber issues warranties to customers for product performance in accordance with the specifications that are short-term in nature, generally 90 days or less. Jabber’s obligations under these warranties have not been significant and are generally covered under customer maintenance agreements. Jabber also indemnifies customers against patent infringement claims. As of December 31, 2002, there were no liabilities recorded in the financial statements related to indemnifications or warranties, which would be required if such liabilities were probable and estimable.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, trade accounts and notes receivable. As of December 31, 2003, the carrying values of such instruments approximated their fair values.

Foreign Currencies

The functional currency of our foreign subsidiary located in The Netherlands is the Euro. Assets and liabilities of this subsidiary are translated to U.S. dollars at year-end exchange rates and income statement items are translated at the exchange rates present at the time such transactions arise. Resulting translation adjustments are recorded as a separate component of accumulated other comprehensive income, a component of stockholders’ equity.

Transactions denominated in currencies other than the Euro are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in foreign currency transaction gains and losses which are reflected in income as unrealized (based on period-end translation) or realized (upon settlement of the transaction). Unrealized transaction gains and losses applicable to permanent investments by Webb in its foreign subsidiary are included as cumulative translation adjustments, and unrealized translation gains and losses applicable to short-term intercompany receivables from or payables to Webb and its foreign subsidiary are included in net loss.

Income Taxes

The current provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. Our deferred tax assets have been reduced by a valuation allowance to the extent it is more likely than not that some or all of the deferred tax assets will not be realized (See Note 13).

Stock Option Accounting and Other Stock-Based Compensation Arrangements

We issue stock options to our employees and outside directors to purchase our stock pursuant to stockholder approved stock option programs. We have elected to account for our stock-based compensation plans under the intrinsic value method of accounting as defined by Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees” and related interpretations. No stock-based employee compensation cost is reflected in net loss for the years ended December 31, 2003 and 2002, as all options granted under these plans had an exercise price equal to or greater than the fair market value of the underlying common stock on the date of grant. For pro forma disclosures, the estimated fair value of the options is amortized over the vesting period. The following table illustrates the effect on net income and earnings per share as if we had accounted for our stock option and stock purchase plans under the fair value method of accounting under SFAS No. 123, “Accounting and Disclosure of Stock Based Compensation” (“SFAS 123”).

	Years Ended December 31,
	2003	2002
Net loss applicable to common stockholders	$(2,187,634)	$(6,873,818)
Expense calculated under APB 25	—	—
Expense calculated under SFAS 123	(841,668)	(2,795,100)

Pro-forma net loss applicable to common stockholders	$(3,029,302)	$(9,668,918)

Pro-forma net loss applicable to common stockholders per share-basic and diluted	$(0.13)	$(0.50)

Pro-forma information regarding net income and earning per share is required by SFAS 123 and has been determined as if we had accounted for our employee stock options under the fair value method of SFAS 123. The fair value for these options was determined at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002
Risk-free interest rate	3.79%	5.89%
Expected dividend yield	0%	0%
Expected lives	3.6 Years	5 Years
Expected volatility	133%	122%

Included in the expense calculated under SFAS 123 are options granted under the Jabber stock option plan, which totaled 1,900,394 for the period ended March 19, 2003, and 1,940,394 for the year ended December 31, 2002.

Equity instruments issued to non-employees are accounted for in accordance with SFAS 123 and related interpretations. Certain grants of warrants require the use of variable plan accounting whereby the warrants are valued using the Black-Scholes option-pricing model at the date of issuance and at each subsequent reporting date with final valuation on the vesting date. Such instruments can result in substantial volatility in our results of operations until they are vested.

Net Loss Per Common Share

Net loss per share is calculated in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS 128”). Under the provisions of SFAS 128, basic net loss per share is computed by dividing net loss applicable to common shareholders for the period, subject to certain adjustments, by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and potential common shares outstanding during the period if the effect of the potential common shares is dilutive. As a result of our net losses, all potentially dilutive securities, as indicated in the table below, would be anti-dilutive and are excluded from the computation of diluted loss per share, and there are no differences between basic and diluted per share amounts for all years presented.

	December 31,
	2003	2002
Stock options	5,317,086	3,210,419
Series D preferred stock	784,000	2,584,000
Warrants	2,674,700	12,640,842

Total	8,775,786	18,435,261

The number of share equivalents excluded from the earnings per share calculation because they are anti-dilutive, using the treasury stock method, were 389,508 and 178,552 for the years ended December 31, 2003 and 2002, respectively.

Comprehensive Loss

Comprehensive loss includes net loss and other non-owner changes to stockholders’ equity not reflected in net loss applicable to common stockholders. The components of accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consist of cumulative translation adjustments from assets and liabilities of our foreign subsidiary.

Subsidiary Stock Transactions

We comply with the requirements of Securities Exchange Commission Staff Accounting Bulletin No. 51, “Accounting for Sales of Stock by a Subsidiary” (“SAB 51”), which requires that the difference between the carrying amount of the parent’s investment in a subsidiary and the underlying net book value of the subsidiary after the issuance of stock by the subsidiary be reflected as either a gain or loss in the statement of operations or reflected as an equity transaction. We have elected to record gains or losses resulting from the sale of a subsidiary’s stock as equity transactions.

Segment Reporting

Financial Accounting Standards Board (“FASB”) Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. For the year ended December 31, 2003, Webb has only one reportable business segment. For the year ended December 31, 2002, Webb’s only other reportable business segment was Jabber. See Note 4 regarding information about the Jabber business segment.

Recently Issued Accounting Standards

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). This statement establishes standards for classifying and measuring as liabilities certain financial instruments that have characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument within its scope as a liability, or asset as appropriate, to represent obligations of the issuer. Many of the instruments covered by this statement have previously been classified as equity. SFAS 150 was effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. This statement did not have an impact on our financial position, results of operations or cash flows.

In December 2003, the FASB issued FASB Interpretation No. 46, Amended, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 addresses the consolidation requirements of companies that have variable interest entities. This Interpretation requires the consolidation of any variable interest entities in which a company has a controlling financial interest and requires disclosure of those that are not consolidated but in which the company has a significant variable interest. The requirements of FIN 46 will be effective for the first quarter of 2004. We do not expect this Interpretation to have a material impact on our financial position, results of operations or cash flows.

Reclassifications

Certain reclassifications have been made to the 2002 financial statements in order to conform to the 2003 presentation.

(3)	NOTES RECEIVABLE FROM COMPANY OFFICERS

During 2000, Webb loaned a total of $165,827 to an officer of the Company pursuant to demand notes with full recourse bearing interest at 8% per annum. All payments are first applied to the principal and thereafter to accrued interest. The Company recognizes interest income when collected. At December 31, 2003 and 2002, the unpaid interest on the loans totaled $39,397 and $28,143, respectively. During 2003 and 2002, the Company was repaid principal totaling $13,346 in each year.

(4)	INVESTMENT IN JABBER

Jabber is a Delaware corporation founded by Webb in February 2000. Jabber is a commercial developer of extensible instant messaging software for enterprises, carriers and service providers that require real-time communication and collaboration solutions. Jabber’s products are based on the standardized extensible message and presence protocol, XMPP, developed by the Jabber.org open-source movement. Jabber instant messaging solutions differ from packaged and consumer instant messaging solutions in the ability of Jabber instant messaging to support and to be integrated with other applications and services.

As a result of the Jabber investment transaction on March 19, 2003, Webb’s ownership in Jabber was reduced from 77.8% on an as-if converted basis prior to the transaction to 43.3% immediately after the transaction. With this change in ownership interest, Webb evaluated whether to continue the consolidation method of accounting for Jabber in its financial statements. Webb considered whether it continued to exercise control over the operations of Jabber based on its ownership percentage, voting rights, board of director seats and management influence. While Webb does exert significant influence, Webb has determined that it no longer exercises control over the operations of Jabber. As a result, on March 20, 2003, Webb ceased consolidating the financial results of Jabber with its financial statements and began to report its investment in Jabber under the equity method of accounting.

On March 19, 2003, Webb, France Telecom Technologies Investissements, a wholly-owned subsidiary of France Telecom (FTTI) and Intel Capital Corporation, a wholly-owned subsidiary of Intel Corporation (Intel), purchased an aggregate of 25,218,914 shares of Jabber’s series D convertible preferred stock for an aggregate consideration of $7,200,000 ($0.2855 per share). Webb’s investment was in the form of the cancellation of a $2.2 million convertible note receivable from Jabber for 7,705,779 shares of Jabber’s series D preferred stock.

The Jabber series D convertible preferred stock purchase agreement contemplated the potential sale of approximately $5.5 million worth of additional shares of Jabber series D convertible preferred stock prior to January 31, 2004. There were no additional sales of these Jabber securities. Webb’s option to purchase up to an additional $2.5 million of these securities expired on January 31, 2004.

The Jabber series D convertible preferred stock purchase agreement provides that, without the prior approval of holders of 66 2/3% of the outstanding shares of Jabber series D convertible preferred stock, Jabber will not engage in any transaction or arrangement for the distribution of Jabber’s securities to the public, except in connection with a qualified public offering; permit any transaction which would result in any of the holders of the Jabber series D convertible preferred stock owning more than 49% of Jabber’s authorized shares of capital stock calculated either by ownership percentage or voting power; or take any other action, other than in connection with a qualified public offering, that would result in Jabber becoming a reporting company under the Securities Exchange Act of 1934. If an event has not occurred by January 1, 2005 that would permit Webb to distribute its Jabber securities to the Webb shareholders, Webb may require FTTI, on an annual basis until such an event shall have occurred, to sell Webb 1,000,000 shares of the Jabber common stock held by FTTI, at a purchase price equal to the conversion price for the Jabber series D convertible preferred stock plus interest compounded at 15% per annum. If the 49% ownership limit described above limits Webb’s ability to exercise this right, then the right will be suspended until Webb is able to exercise the right in full within the 49% limitation or upon an event which provides liquidity for all of Jabber’s shareholders, at which time the 49% limitation would be waived.

In connection with the transaction, an additional nominee of FTTI was elected to the Jabber Board of Directors and an additional independent nominee was elected to the Jabber Board of Directors in January 2004. Webb, FTTI and Intel have agreed that an additional nominee acceptable to Webb, FTTI and Intel is eligible to be elected to the Jabber Board of Directors.

As a result of the investment transaction in Jabber, Webb recorded an adjustment to equity of $3,472,282 in accordance with SAB 51. The amount was computed as the difference between Webb’s investment in Jabber immediately after the investment transaction and multiplying Jabber’s net worth at March 19, 2003, by Webb’s ownership percentage immediately after the investment transaction. In connection with the series D preferred stock purchase agreement, Jabber agreed to purchase business software owned by Webb at a rate of $12,000 per month for a period of 21 months commencing April 1, 2003. Webb recorded a gain upon the sale of the software of approximately $8,500 and expects to record interest income over the term of the loan of approximately $25,000. At December 31, 2003, the balance of the note was $136,479, which is expected to be repaid in 2004. In addition, Jabber has also agreed that no later than August 31, 2004, Jabber shall purchase Webb’s computer equipment, office furnishings and fixtures and other office equipment at a purchase price of $200,000. Webb’s estimated net book value of these assets at August 31, 2004, is expected to approximate the purchase price.

During September 2003, Webb acquired 60,000 shares of Jabber’s common stock for $34,993 from two individual Jabber stockholders. As a result, Webb’s ownership in Jabber increased from 43.3% to 43.6% at September 30, 2003.

On April 8, 2002, we entered into an agreement with Jabber and FTTI, pursuant to which Webb and FTTI agreed to convert substantially all of their then respective shares of Jabber’s preferred stock into shares of Jabber’s common stock as of April 29, 2002 (the “April 2002 FTTI transaction”). As part of the agreement, a pledge by Webb to FTTI of 1,400,000 shares of Webb’s Jabber preferred stock was terminated, Webb exchanged the principal and interest of a $1,100,000 note payable from Jabber for shares of Jabber’s common stock at $1.00 per share and FTTI converted the principal and interest on a Jabber convertible note for $100,000 into shares of Jabber’s common stock, also at $1.00 per share.

As a result of the April 2002 FTTI transaction, Webb recorded a non-cash adjustment to minority interest in Jabber of $1,611,869, which represented the difference between the Jabber losses previously allocated to FTTI and the amount of Jabber losses that would have been allocated to FTTI had the transaction occurred at inception of the FTTI investment in Jabber. Additionally, Webb recorded $2,548,345 as an increase to additional paid-in capital in accordance with SAB 51. The amount was computed as the difference between FTTI’s minority interest balance after the transaction and allocation of the $1,611,869 FTTI minority interest adjustment and multiplying Jabber’s net worth at April 29, 2002, by FTTI’s ownership percentage after the transaction.

In a separate transaction, Webb acquired all of the shares of Jabber’s common stock and preferred stock owned by DiamondCluster International, Inc. (“DiamondCluster”), valued at $759,503, in consideration for which Webb issued to DiamondCluster 911,645 shares of Webb’s common stock at $0.67 per share. The resulting difference between the value of the Webb shares issued and the value of the Jabber securities acquired was $122,451, resulting in a reduction in the cost basis for Jabber’s property and equipment and intangible assets, of $86,898 and $35,553, respectively. During the year ended December 31, 2002, we recorded $25,180 less in depreciation expense and $35,553 less in amortization expense as a result of this transaction.

The unaudited condensed financial information for Jabber is presented below:

Results of Operations

	Years Ended December 31,
	2003	2002
Net revenues	$7,418,282	$3,392,782
Costs and expenses	9,068,841	8,254,706

Loss from operations	(1,650,559)	(4,861,924)
Other income (loss), net	(1,614,089)	(89,335)

Net loss	$(3,264,648)	$(4,951,259)

Webb’s loss from investment in Jabber	$(306,809)

Financial	Position

	December 31,
	2003	2002
Cash and cash equivalents	$5,375,388	$330,879
Accounts receivable, net	$1,052,228	$695,378
Other current assets	$174,969	$156,963
Property and equipment, net	$452,320	$398,972
Accounts payable and accrued liabilities	$1,406,938	$778,089
Deferred revenue	$1,928,868	$516,303
Note, convertible notes and other amounts payable to Webb	$136,479	$2,025,477
Stockholders’ equity (deficit)	$3,582,620	$(1,737,677)

Webb’s loss from investment in Jabber for the year ended December 31, 2003, includes net losses from March 20, 2003 to December 31, 2003. Prior to March 20, 2003, and for the year ended December 31, 2002, the results of operations from Jabber were consolidated with Webb’s results of operations.

Included in other income (loss), net for the year ended December 31, 2003, is a $1.57 million non-cash loss on debt extinguishment resulting from the exchange of the convertible note payable to Webb for shares of Jabber’s series D preferred stock in the first quarter of 2003. This amount was eliminated in consolidation in the period ended March 19, 2003.

For the years ended December 31, 2003 and 2002, France Telecom accounted for 30% and 25%, respectively, of Jabber’s total revenues. For the year ended December 31, 2002, Jabber had 4 customers, including France Telecom, with revenues in excess of 10% of total revenues. In addition, 2 customers represented more than 10% of Jabber’s accounts receivable balances as of December 31, 2002.

Jabber’s revenues for the year ended December 31, 2002, were derived from multiple geographic regions, with North America accounting for 52% of revenues, Europe accounting for 41% of revenues and the Pacific Rim accounting for 7% of revenues.

(5)	PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31,
	2003	2002
Computer equipment	$571,863	$826,825
Office furniture and equipment	479,219	489,002
Purchased software	—	635,742
Leasehold improvements	—	272,723

	1,051,082	2,224,292
Less accumulated depreciation	(792,248)	(1,250,025)

Net property and equipment	$258,834	$974,267

Included in other income, net for the years ended December 31, 2003 and 2002 are $7,621 in income and $12,542 in losses, respectively, from the sale and disposition of excess and obsolete property and equipment.

Computer equipment, office equipment, and software is depreciated over three to five years, office furnishings over seven years, and leasehold improvements over the shorter of their economic life or the life of the lease. Depreciation expense totaled $205,702 and $524,046 for the years ended December 31, 2003 and 2002, respectively.

(6)	10% CONVERTIBLE NOTE PAYABLE

On August 25, 1999, we entered into a Securities Purchase Agreement, as amended, and executed a $5,000,000 three-year 10% Convertible Promissory Note (the “10% convertible note payable”) and a five-year warrant to purchase 136,519 shares of our common stock (the “first 10% convertible note payable warrant”) at an initial exercise price of $11.44 per share. These securities were subject to anti-dilution protection in the event we issued common stock at prices less than the then current conversion or exercise prices and for stock splits, stock dividends and other similar transactions. See Note 9 for further details regarding conversion and exercise price resets.

On January 17, 2002, we entered into an agreement with the holder of the 10% convertible note payable in which we agreed to exchange $1,212,192 of the then outstanding principal balance for 1,984 shares of our series D preferred stock, which was completed on March 13, 2002 (See Note 8). In addition, on March 12, 2002, we repaid $720,000 of the principal balance and accrued interest totaling $37,585 in full settlement of the 10% convertible note payable and accrued interest.

As a result of this exchange, we recorded a non-cash loss on debt extinguishment in the first quarter of 2002 totaling $625,164, which was computed by multiplying the incremental increase in the number of shares issuable as a result of the exchange by the fair market value of our common stock on the exchange date (771,808 shares times $0.81 per share).

On January 17, 2002, we issued the holder of the 10% convertible note payable, a five-year warrant to purchase 750,000 shares of our common stock as part of the exchange of our 10% convertible note payable for our series D junior preferred convertible stock. The exercise price for the warrant is currently $1.00 per share. The exercise price for the warrant is also subject to anti-dilution protection if we issue our common stock at prices less than the exercise price for the warrant and for stock splits, stock dividends and other similar transactions. If the warrant price is reset, we may record additional charges to expense. The warrant is subject to early expiration for one-third of the shares if our common stock trades at $2.00 or more for five consecutive days and for an additional one-third of the shares if our common stock trades at $3.00 or more for five consecutive days.

In the first quarter of 2002, we recorded a loss on debt extinguishment for the fair value of the warrant totaling $537,770, valued using the Black-Scholes option-pricing model utilizing the following assumptions:

Exercise price	$1.00
Fair market value of common stock on date of issuance	$0.84
Option life	5 years
Volatility rate	127%
Risk-free rate of return	6%
Dividend rate	0%

During the year ended December 31, 2002, we recorded interest expense totaling $551,263 related to the 10% note payable, which included $513,678 in non-cash interest expense and $37,585 in interest expense paid in cash. The non-cash interest expense resulted from the amortization of financing costs and discounts ($184,532), anti-dilution protection on the conversion feature resulting from conversion price resets on the 10% note payable and the first 10% note payable warrant ($329,146).

(7)	PRIVATE PLACEMENT OF COMMON STOCK SECURITIES

On January 17, 2002, we sold 1,100,000 units of our securities to Jona Inc. (“Jona”) for $1,100,000 (the “January 2002 Jona transaction”). Each unit initially consisted of one share of common stock and one five-year warrant to purchase an additional share of common stock at an exercise price of $1.00 per share. On March 11, 2002, Webb’s shareholders approved the sale to Jona of an additional 3,900,000 units for $3,900,000, which were purchased by Jona on March 12, 2002.

On October 21, 2003, we entered into an agreement with Jona whereby on November 12, 2003, we issued Jona 1,800,000 shares of our restricted common stock in exchange for all of the then outstanding Warrants. As a result of the exchange, in 2003 we recorded a credit to accumulated deficit of $6,787,989, calculated as the difference between the fair value of the warrants and the fair market value of the common stock on November 12, 2003, as follows:

Fair value of warrants using Black-Scholes option-pricing model	$8,677,989
Fair market value of common stock	1,890,000

Credit to accumulated deficit	$6,787,989

Black-Scholes option-pricing model assumptions:
Exercise price	$1.00
Fair market value of common stock on valuation date	$1.05
Option life	3.2 to 3.4 years
Volatility rate	144%
Risk-free rate of return	2.04%
Dividend rate	0%

The common stock was subject to anti-dilution protection if we issued our common stock for any funding by Webb at a price less than $1.00 per share. This anti-dilution protection expired on January 17, 2004.

In connection with the January 2002, Jona transaction, we also granted Jona an option to purchase 2,500,000 units for $2,500,000 on or before August 31, 2002. Webb’s stockholders approved the issuance of this option on March 11, 2002. On March 28, 2002, Jona exercised this option and purchased 2,500,000 units for which we received $2,500,000 in proceeds (the “March 28, 2002 Jona transaction”). In consideration for Jona exercising the option more than five months before the option expired and prior to the conclusion of the first quarter of 2002, we granted Jona an additional warrant representing the right to acquire 2,500,000 shares of our common stock at $1.00 per share. The value of this warrant, totaling $1,769,369, was recorded as an offering cost of the Jona transactions.

We valued the warrants using the Black-Scholes option-pricing model and allocated the relative fair value to the common stock and the warrants as follows:

	2002 Closings
Security	January 17	March 12	March 28
Common stock	$521,445	$1,848,760	$1,185,102
Warrant to purchase common stock	578,555	2,051,240	1,314,898

Total	$1,100,000	$3,900,000	$2,500,000

We used the following assumptions to value the warrants:

	2002 Closings
	January 17	March 12	March 28	March 28
	Unit Warrant	Unit Warrant	Unit Warrant	Warrant Offering Costs
Number of Warrants	1,100,000	3,900,000	2,500,000	2,500,000
Exercise price	$1.00	$1.00	$1.00	$1.00
Fair market value of common stock on date of issuance	$0.97	$0.74	$0.74	$0.83
Option life	5 years	5 years	5 years	5 years
Volatility rate	127%	127%	127%	127%
Risk-free rate of return	6%	6%	6%	6%
Dividend rate	0%	0%	0%	0%
Calculated value	$921,959	$2,435,594	$1,561,278	$1,769,369

In connection with the January 2002 and March 28, 2002 Jona transactions, we issued two five-year warrants to purchase 450,000 and 125,000 shares, respectively, of our common stock to a financial advisor and a five year warrant to purchase 100,000 shares of our common stock to a private business owner and stockholder for payment of fees associated with the transactions. The warrants may be exercised at any time from the date of issuance by the holders at an exercise price of $1.00 per share. The warrants provide for anti-dilution protection in the event we issue common stock at prices less than the current conversion or exercise price for the securities or the then current price for our common stock and for stock splits, stock dividends and other similar transactions. If the exercise price is reduced, we may be required to record additional charges to expense and such charges may be significant. We recorded the value of the warrants, totaling $549,447 as offering costs and valued the warrants using the Black-Scholes option-pricing model utilizing the following assumptions:

	January 17, 2002	March 28, 2002
Number of shares underlying warrants	550,000	125,000
Exercise price	$1.00	$1.00
Fair market value of common stock on date of issuance	$0.97	$0.83
Option life	5 years	5 years
Volatility rate	127%	127%
Risk-free rate of return	6%	6%
Dividend rate	0%	0%
Calculated value	$460,979	$88,468

We allocated the warrant offering costs based on the relative fair value of the units as follows:

	Common Stock	Warrants	Total
Relative fair value of securities	$3,555,307	$3,944,693	$7,500,000

2,500,000 warrant offering costs	$838,753	$930,616	$1,769,369
550,000 warrant value	218,523	242,456	460,979
125,000 warrant value	41,937	46,531	88,468

Total	$1,099,213	$1,219,603	$2,318,816

At the time Jona agreed to purchase the units, it loaned us $900,000 at an interest rate of 10% per year. On January 8, 2002, Jona had also loaned us $300,000 at an interest rate of 10%. On March 12, 2002, we repaid the $1.2 million of principal and accrued interest totaling $18,164. We also issued Jona a three-year warrant to purchase 60,000 shares of our common stock at an initial exercise price of $2.50 per share as part of the $300,000 loan. The exercise price was reduced to $1.00 in connection with the January 2002 Jona transaction, for which we recorded non-cash interest expense totaling $14,365 in the first quarter of 2002. The value of the warrant, totaling $29,976, was recorded as a discount to the $300,000 note and amortized to interest expense during the first quarter of 2002.

We valued the warrant utilizing the Black-Scholes option-pricing model using the following assumptions:

	Initial Valuation	January 17, 2002 Valuation
Exercise price	$2.50	$1.00
Fair market value of common stock on date of issuance or revaluation	$0.82	$0.97
Option life	3 years	3 years
Volatility rate	131%	127%
Risk-free rate of return	6%	6%
Dividend rate	0%	0%
Warrant value	$29,976	$44,341
Expense recorded	N/A	$14,365

(8)	PREFERRED STOCK

Preferred stock consists of the following:

	Series D Preferred Stock		Series C-1 Preferred Stock		Total Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balances, January 1, 2002	—	$—	2,500	$2,450,000	2,500	$2,450,000
Exchange of 10% convertible note payable for series D junior preferred stock	1,984	1,078,497	—	—	1,984	1,078,497
Exchange of series C-1 preferred stock for series D junior preferred stock	2,050	2,009,000	(2,050)	(2,009,000)	—	—
Conversion of preferred stock to common stock	(1,450)	(1,109,784)	(450)	(441,000)	(1,900)	(1,550,784)

Balances, December 31, 2002	2,584	$1,977,713	—	$—	2,584	$1,977,713
Conversion of preferred stock to common stock	(1,800)	(1,377,664)	—	—	(1,800)	(1,377,664)

Balances, December 31, 2003	784	$600,049	—	$—	784	$600,049

Series D Junior Convertible Preferred Stock-

At the same time we agreed to sell the units to Jona (See Note 7), Castle Creek Technology Partners LLC (“Castle Creek”) agreed to exchange up to 2,500 shares of series C-1 preferred stock and $1,212,192 of principal of our 10% convertible note payable for up to 4,484 shares of our series D junior convertible preferred stock (the “series D preferred stock”) and a warrant to purchase 750,000 shares of our common stock at an exercise price of $1.00 per share. As part of the agreement, we reduced the exercise price of existing warrants to purchase 650,116 shares of our common stock held by Castle Creek. The exercise price for these warrants was reduced to $1.00. We recorded non-cash interest and accretion expense for the reset of these warrants in the first quarter of 2002 totaling $222,345 (See Note 9). The 4,484 shares of series D preferred stock were convertible into 4,484,000 shares of our common stock. If we had not reached the agreement to exchange the series C-1 convertible preferred stock and the 10% convertible promissory notes, these securities would have been convertible into 3,712,192 shares of our common stock and Castle Creek would have been entitled to an additional warrant for 2,500,000 shares at an exercise price of $1.00 per share.

As a result of the transactions described above, we issued 4,034 shares of series D preferred stock, with 784 and 2,584 shares being outstanding at December 31, 2003, and 2002, respectively. The series D preferred stock does not bear dividends and does not entitle the holders to any voting rights except as required by Colorado law. Each share of series D preferred stock is convertible into 1,000 shares of our common stock. The series D preferred stock is convertible into common stock unless the conversion would result in the holder being a beneficial owner of more than 4.99% of our common stock. The current conversion price is $1.00 per share. The conversion price was also subject to anti-dilution protection if we issued our common stock at prices less than the conversion price for the preferred stock or the then current price for our common stock and for stock splits, stock dividends and other similar transactions. The anti-dilution protection expired on January 17, 2004.

The series D preferred stock has liquidation preferences. If we liquidate, dissolve or wind-up our business, whether voluntarily or involuntarily, after we pay our debts and other liabilities, the holder of the preferred stock will be entitled to receive from our remaining net assets, before any distribution to the holders of our common stock, the amount of $1,000 per share.

During the years ended December 31, 2003 and 2022, the holder of our series D preferred stock converted 1,800 and 1,450 shares, respectively, into 1,800,000 and 1,450,000 shares, respectively of our common stock at conversion prices per share of $1.00 as follows:

	Number of Shares
Conversion Date	Series D Preferred Stock	Common Stock
January 7, 2003	200	200,000
January 28, 2003	200	200,000
February 21, 2003	200	200,000
March 20, 2003	200	200,000
April 23, 2003	200	200,000
June 5, 2003	200	200,000
September 2, 2003	200	200,000
October 23, 2003	200	200,000
December 3, 2003	200	200,000

Total for 2003	1,800	1,800,000

March 15, 2002	250	250,000
April 3, 2002	200	200,000
April 25, 2002	100	100,000
May 7, 2002	150	150,000
May 8, 2002	50	50,000
June 13, 2002	50	50,000
June 18, 2002	50	50,000
June 25, 2002	200	200,000
August 21, 2002	200	200,000
October 28, 2002	200	200,000

Total for 2002	1,450	1,450,000

During February 2004, the holder of our series D preferred stock converted 50 shares into 50,000 shares of our common stock at conversion prices per share of $1.00 (See Note 16).

Series C-1 Preferred Stock-

On February 28, 2001, pursuant to a securities purchase agreement, we concluded a private placement that resulted in gross proceeds of $2,500,000. We sold 2,500 shares of our series C-1 convertible preferred stock (the “series C-1 preferred stock”), including warrants to purchase 500,000 shares of our common stock. We received net proceeds totaling approximately $2,450,000 after deducting approximately $50,000 in offering costs.

On January 17, 2002, the holder of the series C-1 preferred stock agreed to exchange up to 2,500 shares of series C-1 preferred stock for series D junior convertible preferred stock. On January 31 and February 21, 2002, the holder of the series C-1 preferred stock exchanged 1,500 and 550 shares of series C-1 preferred stock, respectively, for series D junior convertible preferred stock. During January and February 2002, the holder of the series C-1 preferred stock converted 450 shares of series C-1 preferred stock into 450,000 shares of common stock at a conversion price of $1.00 per share. As a result of the exchanges and conversions in 2002, at February 21, 2002, no shares of series C-1 remained outstanding.

(9)	RESET OF CONVERSION AND EXERCISE PRICES OF SECURITIES

In connection with the January 2002 Jona transaction (See Note 7), and in accordance with the original terms of the securities, the conversion prices for our 10% convertible note payable and series C-1 preferred stock as well as the exercise prices for the first 10% convertible note payable warrant and the series C-1 preferred stock warrant were all reset to $1.00 per share. As a result, we recorded non-cash expenses for the year ended December 31, 2002, as follows:

Security Reset	Non-Cash Expense
10% convertible note payable (additional interest expense due to anti-dilution protection on conversion feature)	$255,060
First 10% convertible note payable warrant (non-cash interest expense)	74,086

Total non-cash interest expense	329,146

Series C-1 preferred stock (additional preferred stock accretion)	479,442
Series C-1 preferred stock warrant (additional preferred stock accretion)	148,259

Total preferred stock accretion expense	627,701

Total	$956,847

The calculations of the non-cash expense are presented in the tables that follow.

	10% Convertible Note Payable	Series C-1 Preferred Stock
Value of security	$1,932,192	$2,500,000
Conversion price before reset	$2.50	$2.50
Number of common shares issuable upon conversion before reset	772,877	1,000,000
Conversion price after reset	$1.00	$1.00
Number of common shares issuable upon conversion after reset	1,932,192	2,500,000
Fair market value of common stock on valuation date	$10.07	$3.00
Calculated beneficial conversion feature	$11,674,302	$3,000,000
Net proceeds from sales of securities	$4,616,816	$1,714,721
Accretion expense recorded in previous periods	$4,361,756	$1,235,279
Additional interest expense due to anti-dilution protection on conversion feature	$255,060	$479,442

	First 10% Convertible Note Payable Warrant		Series C-1 Preferred Stock Warrant
	Immediately Preceding Reset	Immediately After Reset	Immediately Preceding Reset	Immediately After Reset
Common stock issuable upon exercise of warrant	150,116	150,116	500,000	500,000
Exercise price	$9.33431	$1.00	$3.75	$1.00
Fair market value of common stock on valuation date	$0.97	$0.97	$0.97	$0.97
Option life	2.9 years	2.9 years	2 years	2 years
Volatility rate	126%	126%	131%	131%
Risk-free rate of return	6.0%	6.0%	6.0%	6.0%
Dividend rate	0%	0%	0%	0%
Calculated value	$33,377	$107,463	$177,600	$325,859
Expense recorded	N/A	$74,086	N/A	$148,259

On February 18, 2000, we completed a private placement in which we sold 12,500 shares of our series B convertible preferred stock, and warrants to purchase 343,750 shares of our common stock (the “series B preferred stock warrant”). The exercise price for the series B preferred stock warrants was subject to being reset every 90 days until January 20, 2003, based upon future market prices for our common stock. If the current exercise price was higher than the current market price (the lower of the average closing bid prices for the 10-day period ending on such date or the closing bid price on such date), the exercise price was reset to the market price. The current exercise price is $0.2425 per share. As a result of the exercise price reset, we recorded preferred stock accretion expense totaling $21,009 for the year ended December 31, 2002, using the Black-Scholes option-pricing model as indicated in the tables that follow.

	February 7, 2002		May 8, 2002		August 6, 2002
	Immediately Preceding Reset	Immediately After Reset	Immediately Preceding Reset	Immediately After Reset	Immediately Preceding Reset	Immediately After Reset
Warrant value	$178,592	$180,980	$158,335	$166,569	$62,385	$72,722
Exercise price	$0.766	$0.71	$0.71	$0.52	$0.52	$0.2425
Fair market value of common stock on re-determination date	$0.70	$0.70	$0.62	$0.62	$0.28	$0.28
Option life	3 years	3 years	2.8 years	2.8 years	2.5 years	2.5 years
Volatility rate	126%	126%	134%	134%	138%	138%
Risk free rate of return	6.71%	6.71%	6.71%	6.71%	2.59%	2.59%
Dividend rate	0%	0%	0%	0%	0%	0%
Expense recorded	NA	$2,388	NA	$8,234	NA	$10,387

(10)	STOCK OPTION PLANS

We have stock option plans for directors, officers, employees and other third parties, which provide for nonqualified and incentive stock options. In addition to the 1995 Stock Option Plan, which provides for the issuance of options for up to 4,500,000 shares of common stock, during 2000, we adopted a second plan, the 2000 Stock Option Plan, which provides for the issuance of options for up to 1,750,000 shares of common stock (collectively the “plans”). The options vest over various terms with a maximum vesting period of 42 months and expire after a maximum of ten years from the date of grant. At December 31, 2003, there were options for 5,317,086 shares of common stock outstanding and options for 3,350,420 shares of common stock were vested, with 932,914 options available for future grants under the plans.

A summary of the status of the plans as of December 31, 2003 and 2002, and changes during the years then ended is presented in the tables and narrative below:

	2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,210,419	$4.59	4,607,074	$5.18
Granted	2,655,000	$0.91	838,224	$1.00
Forfeited and cancelled	(548,333)	$2.87	(2,234,879)	$3.49

Outstanding at end of year	5,317,086	$3.13	3,210,419	$4.59

Exercisable at end of year	3,350,420	$4.42	2,597,947	$5.32

The weighted average fair value of options granted during the year ended December 31, 2003, with exercise prices equal to the fair market value on grant date is $0.61. The weighted average fair value of options granted during the years ended December 31, 2003 and 2002, with exercise prices greater than the fair market value on grant date are $0.72 and $0.42, respectively.

The status of total stock options outstanding and exercisable under the plans as of December 31, 2003, is as follows:

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price
$ 0.64 – $ 1.60	3,868,224	$0.82	6.2	1,918,224	$0.74
$ 1.61 – $ 4.03	445,125	$2.67	3.9	428,459	$2.63
$ 4.04 – $10.09	490,523	$7.86	1.8	490,523	$7.86
$10.10 – $25.24	421,548	$12.26	3.2	421,548	$12.26
$25.25 – $58.25	91,666	$35.36	2.8	91,666	$35.36

	5,317,086	$3.13		3,350,420	$4.42

On March 23, 2004, the directors and employees of Webb forfeited 2,500,500 stock options, of which 1,050,500 were vested. As a result, the number of total stock options outstanding under the Plan immediately following the forfeiture are 2,816,586, with a weighted average exercise price of $2.17 per share (See Note 16).

(11)	WARRANTS AND OPTIONS FOR COMMON STOCK ISSUED OUTSIDE THE STOCK OPTION PLANS

We have issued common stock purchase warrants and options outside our stock option plans (“warrants”) in connection with the sale of securities, business acquisitions and services rendered to the Company. The following table sets forth outstanding warrants as of December 31, 2003 and 2002.

			2003	2002
Warrants and Options Issued in Connection With	Expiration Date	Current Exercise Price Per Share	Shares Underlying Warrants Outstanding	Shares Underlying Warrants Outstanding

Warrants issues with sale of private placement (Note 7)	January to April 2007	$1.00	675,000	10,735,000

Warrant issued for exchange of 10% convertible note payable (Note 6)	January 2007	$1.00	750,000	750,000

Series C-1 preferred stock warrant (Notes 9 and 16)	February 2004	$1.00	500,000	500,000

Series B preferred stock warrants (Note 9)	February 2004	$0.2425	343,750	343,750

First 10% convertible note payable warrant (Notes 6 and 9)	December 2005	$1.00	150,116	150,116

Financial services firm warrant	October 2004	$2.50	125,000	125,000

Short-term note payable warrant	August 2005	$2.50	25,000	25,000

Investor relations firm (Note 12)	April 2006	$1.00	100,000	—

DCI merger warrants	June 2003	$8.94	—	6,142

Placement firm warrants	March 2005	$38.44	5,834	5,834

Total for Webb			2,674,700	12,640,842

VA Linux warrant	October 2005	$1.00	NA	50,000

Total for Jabber			NA	50,000

Grand total			2,674,700	12,690,842

(12)	STOCK BASED COMPENSATION EXPENSE

During 2003 and 2002, we issued common stock, common stock purchase warrants and options in transactions described below.

In April 2003, we entered into a six-month agreement with a consulting company to provide Webb with investor relation services. In connection with the agreement, we issued the consulting company a three-year warrant to purchase 100,000 shares of our common stock at an exercise price of $1.00 per share, which vested 50,000 shares on July 16, 2003 and 50,000 on October 14, 2003. We applied variable plan accounting pursuant to SFAS 123 and related interpretations and valued the warrant at $61,907 utilizing the Black-Scholes option-pricing model with the assumptions in the table that follows. The value of the warrant was amortized to expense over the term of the agreement and for the year ended December 31, 2003, we recorded $60,479 of non-cash compensation expense.

Black-Scholes option-pricing model assumptions:
Exercise price	$1.00
Fair market value of common stock on valuation date	$0.82
Option life	3 years
Volatility rate	144%
Risk-free rate of return	2.8%
Dividend rate	0%

In April 2003, we entered into a month-to-month agreement with a consulting company to provide Webb with investor relation services including stock support. In connection with the agreement, we issued two separate three-year options to purchase 10,000 shares each of our common stock at $1.00 per share. The first option vested ratably over a three-month period beginning on May 2, 2003. The second option vests based on an average daily trading volume for any 60-day trading period subsequent to the date of the option agreement. At December 31, 2003, no shares from the second option were vested. We applied variable plan accounting pursuant to SFAS 123 and related interpretations and valued the option and recorded non-cash compensation expense for the year ended December 31, 2003, totaling $5,931 utilizing the Black-Scholes option-pricing model with the assumptions in the table that follows.

Black-Scholes option-pricing model assumptions:
Exercise price	$1.00
Fair market value of common stock on valuation date	$0.67 to $0.82
Option life	3 to 2.8 years
Volatility rate	144%
Risk-free rate of return	2.76% to 2.92%
Dividend rate	0%

On March 12, 2002, we entered into a nine-month consulting agreement with an investor relations firm to provide Webb with services to strengthen our shareholder base and enhance company awareness among investors and brokers. Compensation to the firm included a cash retainer fee of $7,000 per month and 25,000 restricted shares of our common stock, which we issued on June 5 and December 21, 2002. We valued the shares of common stock at the fair market value on the grant dates and recorded compensation expense on the grant dates totaling $10,250.

On April 23, 2002, Jabber issued a five-year option to purchase 50,000 shares of its common stock at an exercise price of $1.00 per share to an individual in connection with strategic planning consulting services rendered to Jabber. The options vested on the grant date. Jabber recorded non-cash compensation expense on the vesting date of the options valued at $29,707 utilizing the Black-Scholes option-pricing model using the following assumptions:

Fair market value of options
Exercise price	$1.00
Fair market value of common stock on valuation date	$0.70
Option life	5 years
Volatility rate	129%
Risk-free rate of return	6.7%
Dividend rate	0%

During 2000, Jabber issued 912,500 shares of its common stock to employees of Jabber, a former officer of Webb and members of the Jabber advisory boards. The shares vested over periods ranging from grant date to two years. We recorded the value of these shares as deferred compensation, totaling $523,700, and recognized the related non-cash expense in the period the shares vested. During the year ended December 31, 2002, we recognized $34,936 of deferred compensation as non-cash compensation expense. At December 31, 2002, the remaining deferred compensation was zero.

(13)	INCOME TAXES

The statutory federal income tax rate was 34% for the years ended December 31, 2003 and 2002. Differences between the income tax expense reported in the statements of operations and the amount reported by applying the statutory federal income tax rate to loss applicable to common shareholders before income taxes are as follows:

	Years Ended December 31,
	2003	2002
Benefit at statutory rate	$(743,796)	$(2,337,098)
Increase (decrease) due to:
State income taxes	(29,901)	(199,269)
Nondeductible expenses	435,727	1,005,459
Valuation allowance	337,970	1,530,908

Income tax provision	$—	$—

Components of net deferred assets as of December 31, 2003 and 2002, are as follows:

	Years Ended December 31,
	2003	2002
Deferred tax assets:
Accrued liabilities and other reserves	$14,159	$60,440
Net operating losses	20,194,838	25,927,891
Deferred revenue	—	183,844
Stock and warrant expense	393,549	1,151,687

Total deferred tax assets	20,602,546	27,323,862
Deferred tax liabilities:
Depreciation	(53,328)	—
Valuation allowance	(20,549,218)	(27,323,862)

Net deferred tax assets	$—	$—

For income tax purposes, we have approximately $54.1 million of net operating loss carryforwards that expire at various dates through 2021. The Tax Reform Act of 1986 contains provisions that may limit the net operating loss carryforwards available to be used in any given year in the event of a significant change in ownership. Realization of net operating loss carryforwards is dependent on generating sufficient taxable income prior to the expiration dates.

During 2003 and 2002, we increased our valuation allowance by $337,970 and $1,530,908, respectively, due mainly to uncertainty relating to the realizability of the 2002 and 2001 net operating loss carryforwards.

(14)	OTHER INCOME, NET

Included in other income, net for the year ended December 31, 2002, is $257,061 in other income from the settlement of creditor obligations, primarily incurred during 2001 from our terminated AccelX business, for less than face value.

(15)	RELATED PARTY TRANSACTIONS

Webb’s vice-president of administration and corporate counsel, who began his employment with the Company in 1999, is also a partner in the law firm we retain for our legal services. We incurred $55,022 and $135,430 in legal fees to the law firm during the years ended December 31, 2003 and 2002, respectively. As of December 31, 2003 and 2002, our accounts payable balances included $1,799 and $25,581, respectively, payable to the law firm.

(16)	SUBSEQUENT EVENTS

Conversion of Webb Series D Preferred Stock-

During the first quarter of 2004, the holder of Webb’s series D preferred stock converted 50 shares into 50,000 shares of our common stock at conversion prices per share of $1.00.

Exercise of Common Stock Purchase Warrant-

On February 5, 2004, Castle Creek exercised a warrant to purchase 500,000 shares of our common stock under the cash less exercise provisions of the warrant. As such, we issued 115,385 shares of our common stock calculated by multiplying the number of underlying common shares exercised by the difference between the average closing price five days before the exercise date less the $1.00 exercise price divided by the average closing price five days before the exercise date.

Forfeiture of Stock Options-

On March 23, 2004, the directors and employees of Webb forfeited 2,500,500 stock options, of which 1,050,500 were vested. As a result, the number of total stock options outstanding under the Plan immediately following the forfeiture are 2,816,586, with a weighted average exercise price of $2.17 per share.

WEBB INTERACTIVE SERVICES, INC.

UNAUDITED SUPPLEMENTAL FINANCIAL INFORMATION

RECONCILIATION OF WEBB PARENT ONLY FINANCIAL STATEMENTS TO AS REPORTED FINANCIAL STATEMENTS

With the purchase of Jabber’s series D convertible preferred stock on March 19, 2003, by Webb, FTTI and Intel, Webb’s ownership in Jabber was reduced from 77.8% on an as-if converted basis prior to the transaction to 43.3% immediately after the transaction. Due to this change in ownership, on March 20, 2003, Webb ceased consolidating the financial results of Jabber with Webb’s financial statements and began to report its investment in Jabber under the equity method of accounting. Presented below are the unaudited consolidating financial statements for all periods in which Webb consolidated Jabber’s results of operations with its own to aid the reader in better understanding the financial statements of Webb for all periods presented. The amounts in the column labeled “Consolidated” represent the presentation in accordance with accounting principles generally accepted in the United States (GAAP) and the amounts reported in our financial statements.

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

	WEBB	JABBER (1)	ELIMINATIONS	GAAP CONSOLIDATED
Net revenues	$—	$646,613	$—	$646,613

Operating expenses:
Cost of revenues	—	161,899	—	161,899
Sales and marketing expenses	—	356,983	—	356,983
Product development expenses	—	590,569	—	590,569
General and administrative expenses	813,735	427,161	—	1,240,896
Depreciation and amortization	158,874	46,828		205,702

	972,609	1,583,440	—	2,556,049

Loss from operations	(972,609)	(936,827)	—	(1,909,436)
Interest income	1,629,062	413	(1,610,547)	18,928
Loss from investment in Jabber	(2,851,755)	—	2,544,946	(306,809)
Loss on extinguishment of convertible notes payable to Webb	—	(1,571,900)	1,571,900	—
Other income (loss), net	7,668	(694)	—	6,974
Interest expense	—	(38,647)	38,647	—

Net loss before minority interest in losses of Jabber	(2,187,634)	(2,547,655)	2,544,946	(2,190,343)
Minority interest in losses of subsidiary	—	—	2,709	2,709

Net loss	$(2,187,634)	$(2,547,655)	$2,547,655	$(2,187,634)

(1)	The operating results of Jabber are for the period ended March 19, 2003.

UNAUDITED CONSOLIDATING STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

	WEBB	JABBER (1)	ELIMINATIONS	GAAP CONSOLIDATED
Cash flows from operating activities:
Net loss	$(2,187,634)	$(2,547,655)	$2,547,655	$(2,187,634)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	158,874	46,828	—	205,702
Interest income on exchange of convertible note receivable from Jabber	(1,571,900)	—	1,571,900	—
Loss on extinguishment of convertible notes payable to Webb	—	1,571,900	(1,571,900)	—
Loss from investment in Jabber	2,851,755	—	(2,544,946)	306,809
Minority interest in losses of subsidiary	—	—	(2,709)	(2,709)
Stock and stock options issued for services	66,410	—	—	66,410
Gain on sale and disposal of property and equipment	(7,621)	—	—	(7,621)
Accrued interest receivable	(1,377)	—	—	(1,377)
Accrued interest payable on convertible note payable	—	38,647	(38,647)	—
Changes in operating assets and liabilities:
Increase in accounts receivable	—	(404,246)	—	(404,246)
(Increase) decrease in prepaid expenses	10,554	35,024	—	45,578
Decrease in short-term deposits and other assets	38,388	—	—	38,388
Increase (decrease) in accounts payable and accrued liabilities	(92,174)	160,215	38,647	106,688
Increase (decrease) in accrued compensation, benefits and payroll taxes	7,944	(8,606)	—	(662)
Increase in deferred revenue	—	653,287	—	653,287

Net cash used in operating activities	(726,781)	(454,606)	—	(1,181,387)

Cash flows from investing activities:
Purchase of property and equipment	(1,621)	(4,500)	—	(6,121)
Cash invested in Jabber	(195,000)	—	195,000	—
Purchase of Jabber securities from third-party investors	(34,993)	—	—	(34,993)
Cash retained by Jabber at March 19, 2003	—	—	(68,991)	(68,991)
Collection of note receivable from Jabber	93,445	—	—	93,445
Collections from Jabber	20,477	—	—	20,477
Collection of notes receivable from Company officer	13,346	—	—	13,346

Net provided by (cash used) in investing activities	(104,346)	(4,500)	126,009	17,163

Cash flows from financing activities:
Cash investment from Webb	—	195,000	(195,000)	—

Net cash provided by financing activities	—	195,000	(195,000)	—

Net decrease in cash and cash equivalents	(831,127)	(264,106)	(68,991)	(1,164,224)
Effect of foreign currency exchange rate changes on cash	7,519	2,218	—	9,737
Cash and cash equivalents, beginning of year	1,383,198	330,879	—	1,714,077

Cash and cash equivalents, end of year	$559,590	$68,991	$(68,991)	$559,590

(1)	The cash flows for Jabber are for the period ended March 19, 2003.

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2002

	WEBB	JABBER	ELIMINATIONS	GAAP CONSOLIDATED
ASSETS
Current assets:
Cash and cash equivalents	$1,383,198	$330,879	$—	$1,714,077
Accounts receivable, net	—	695,378	—	695,378
Prepaid expenses	23,511	149,337	—	172,848
Notes receivable and accrued interest from Company officer	147,476	—	—	147,476
Convertible notes receivable from Jabber	2,025,477	—	(2,025,477)	—
Short-term deposits and other current assets	38,388	7,626	—	46,014

Total current assets	3,618,050	1,183,220	(2,025,477)	2,775,793
Investment in subsidiary	(2,835,435)	—	2,835,435	—
Property and equipment, net	637,013	398,972	(61,718)	974,267

Total assets	$1,419,628	$1,582,192	$748,240	$3,750,060

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$115,420	$395,091	$—	$510,511
Accrued salaries and payroll taxes payable	63,984	382,998	—	446,982
Convertible notes payable to Webb	—	2,025,477	(2,025,477)	—

Deferred revenue	—	516,303	—	516,303

Total current liabilities	179,404	3,319,869	(2,025,477)	1,473,796
Minority interest in subsidiary	—	—	118,337	118,337
Stockholders’ equity (deficit)
Convertible preferred stock	1,977,713	225,000	(225,000)	1,977,713
Common stock	103,644,832	19,924,910	(19,924,910)	103,644,832
Warrants and options	19,389,179	59,707	—	19,448,886
Accumulated other comprehensive losses	(11,187)	(6,234)	—	(17,421)
Accumulated deficit	(123,760,313)	(21,941,060)	22,805,290	(122,896,083)

Total stockholders’ equity (deficit)	1,240,224	(1,737,677)	2,655,380	2,157,927

Total liabilities and stockholders’ equity (deficit)	$1,419,628	$1,582,192	$748,240	$3,750,060

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

	WEBB	JABBER	ELIMINATIONS	GAAP CONSOLIDATED
Net revenues	$—	$3,392,782	$—	$3,392,782

Operating expenses:
Cost of revenues	—	1,105,989	—	1,105,989
Sales and marketing expenses	—	1,827,190	—	1,827,190
Product development expenses	—	2,193,881	—	2,193,881
General and administrative expenses	1,508,611	2,185,957	—	3,694,568
Depreciation and amortization	334,938	941,589	(60,733)	1,215,794

	1,843,549	8,254,606	(60,733)	10,037,422

Loss from operations	(1,843,549)	(4,861,824)	60,733	(6,644,640)
Interest income	110,006	4,199	(77,279)	36,926
Dividend income	199,484	—	(199,484)	—
Loss from investment in Jabber	(4,834,814)	—	4,834,814	—
Other income, net	256,686	1,968	—	258,654
Loss on extinguishment of 10% convertible note payable	(1,162,934)	—	—	(1,162,934)
Interest expense	(618,961)	(95,502)	77,279	(637,184)

Net loss before minority interest in losses of Jabber	(7,894,082)	(4,951,159)	4,696,063	(8,149,178)
Minority interest in losses of subsidiary	—	—	2,049,257	2,049,257

Net loss	(7,894,082)	(4,951,159)	6,745,320	(6,099,921)
Preferred stock dividends	—	(324,671)	199,484	(125,187)
Accretion of preferred stock to redemption value	(648,710)	—	—	(648,710)

Net loss applicable to common stockholders	$(8,542,792)	$(5,275,830)	$6,944,804	$(6,873,818)

UNAUDITED CONSOLIDATING STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

	WEBB	JABBER	ELIMINATIONS	GAAP CONSOLIDATED
Cash flows from operating activities:
Net loss	$(7,894,082)	$(4,951,159)	$6,745,320	$(6,099,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	334,938	214,288	(25,180)	524,046
Amortization expense	—	727,301	(35,553)	691,748
Loss from investment in Jabber	4,834,814	—	(4,834,814)	—
Minority interest in losses of subsidiary	—	—	(2,049,257)	(2,049,257)
Loss from extinguishment of 10% convertible note payable	1,162,934	—	—	1,162,934
Income from creditor concessions	(257,061)	—	—	(257,061)
Dividend income from Jabber received in stock	(199,484)	—	199,484	—
Stock and stock options issued for services	7,986	66,907	—	74,893
Loss on sale and disposal of property and equipment	3,370	9,172	—	12,542
Bad debt expense	—	24,918	—	24,918
Accrued interest receivable on convertible note receivable	(77,279)	—	77,279	—
Accrued interest payable on convertible note payable	—	79,673	(77,279)	2,394
Interest expense beneficial conversion features and warrants	343,510	—	—	343,510
Amortization of discounts and debt issuance costs	214,508	—	—	214,508
Changes in operating assets and liabilities, net:	(710,850)	311,808	—	(399,042)

Net cash used in operating activities	(2,236,696)	(3,517,092)	—	(5,753,788)

Cash flows from investing activities:
Purchase of property and equipment	(10,000)	(49,230)	—	(59,230)
Cash invested in Jabber	(3,005,000)	—	3,005,000	—
Proceeds from the sale of property and equipment	1,722	800	—	2,522
Collection of notes receivable from Company officer	13,346	—	—	13,346

Net cash used in investing activities	(2,999,932)	(48,430)	3,005,000	(43,362)

Cash flows from financing activities:
Payments on capital leases	(35,599)	—	—	(35,599)
Payment of short-term notes payable	(440,000)	—	—	(440,000)
Payment on 10% convertible note payable	(720,000)	—	—	(720,000)
Proceeds from issuance of short-term notes payable	300,000	—	—	300,000
Proceeds from issuance of common stock and warrants	7,500,000	—	—	7,500,000
Cash investment by Webb in Jabber	—	3,005,000	(3,005,000)	—

Net cash provided by financing activities	6,604,401	3,005,000	(3,005,000)	6,604,401

Net (decrease) increase in cash and cash equivalents	1,367,773	(560,522)	—	807,251
Effect of foreign currency exchange rate changes on cash	(6,138)	(6,234)	—	(12,372)
Cash and cash equivalents, beginning of year	21,563	897,635	—	919,198

Cash and cash equivalents, end of year	$1,383,198	$330,879	$—	$1,714,077

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this document.

Until [25 days from the date of this prospectus], all dealers effecting transactions in the securities, whether or not participating in this distribution, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

WEBB INTERACTIVE SERVICES, INC.

PROSPECTUS

April     , 2004

PART II

INFORMATION NOT REQUIRED TO BE IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

Our articles of incorporation provide that we shall indemnify, to the full extent permitted by Colorado law, any of our directors, officers, employees or agents made or threatened to be made a party to a proceeding, by reason of the fact that such person is or was a director, officer, employee or agent of Webb against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if the person conducted himself or herself in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Our articles of incorporation limit the liability of our directors to the fullest extent permitted by Colorado law. Specifically, the articles of incorporation provide that our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

•	any breach of the duty of loyalty to us or our shareholders;
•	acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law;
•	dividends or other distributions of corporate assets that are in contravention of statutory or contractual restrictions; or
•	any transaction from which the director derives an improper personal benefit.

Liability under federal securities law is not limited by the articles of incorporation.

Item 25. Other Expenses of Issuance and Distribution

The following table sets forth our various expenses in connection with the sale and distribution of the shares being registered pursuant to this Form SB-2 registration statement. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee. We will pay all of such expenses.

Securities and Exchange Commission fee	$533.77
Accounting fees and expenses	3,500.00
Legal fees and expenses	7,000.00
Printing and mailing	1,000.00
Transfer agent fees	1,000.00
Miscellaneous	1,966.23

TOTAL	$15,000.00

Item 26. Recent Sales of Unregistered Securities

During the past three years the Registrant has sold the following securities pursuant to exemptions from registration under the Securities Act of 1933, as amended:

1. In February 1999 through July 2001, the Registrant issued an aggregate of 58,331 shares to three individuals as consideration for services rendered.

2. In June 1999, the Registrant issued 71,429 shares of common stock to one investor in connection with a merger.

3. In June 1999 through October 1999, the Registrant issued 947,626 shares of common stock, convertible promissory notes in an aggregate principle amount of $894,879, convertible into 82,402 shares of common stock, warrants to purchase 186,378 shares of common stock (at exercise prices ranging between $6.61 and $10.16 per share), to a total of 18 persons in connection with a merger, together with a warrant to purchase 50,150 shares of common stock at an exercise price of $14.13, as a commission.

4. In June 1999 through August 1999, the Registrant issued warrants to purchase an aggregate of 161,467 shares at exercise prices between $9.19 and $9.94 per share to three customers.

5. In August 1999, the Registrant issued a 10% convertible promissory note, to one investor for an aggregate purchase price of $5,000,000. In December 1999, the terms of the promissory note were amended and, as partial consideration therefor, the Registrant issued the investor a warrant to purchase 136,519 shares of common stock at an exercise price of $18.51 per share. In February 2001, the warrant was adjusted by its own terms, resulting in an additional 13,597 shares being covered at an exercise price of $9.33 per share. In February 2000, one-half of the promissory note was converted into 248,262 shares of common stock at a conversion price of $10.07 per share. During 2000, an aggregate of $164,110 principal amount of similar 10% convertible notes were issued to pay interest on the note. In July 2001, the investor converted a portion of the 10% convertible notes into 42,652 shares of common stock. In January 2002 through March 2002, the Registrant issued an aggregate of 4,034 shares of Series D Preferred Stock and a warrant to purchase 750,000 shares of common stock at an exercise price of $1.00 per share in exchange for the 10% convertible notes and Series C-1 Preferred Stock held by the investor.

6. In January 2000, the Registrant issued 278,411 shares of common stock to 18 investors in connection with an acquisition.

7. In February 2000, the Registrant issued 6,250 shares of Series B Preferred Stock, together with a warrant to purchase an aggregate of 171,875 shares at an exercise price of $20.20 per share, to one investor for an aggregate price of $6,250,000, and issued a similar number of Series B-2 Preferred Stock and a warrant to a second investor for an aggregate price of $6,250,000.

8. In March 2000, the Registrant, issued a warrant to purchase 5,834 shares of common stock at an exercise price of $38.44 per share to one individual as consideration for services rendered.

9. In February 2001, the Registrant issued 2,500 shares of Series C-1 Preferred Stock, together with a warrant to purchase 500,000 shares of common stock at an exercise price of $3.75 per share, for an aggregate purchase price of $2,500,000.

10. In August 2001, the Registrant issued a warrant to purchase 25,000 shares of common stock at an exercise price of $2.50 as partial consideration for a short-term loan.

11. In October 2001, the Registrant issued a warrant to purchase 125,000 shares of common stock at an exercise price of $2.50 per share to one individual as consideration for services rendered.

12. In January 2002, the Registrant issued to one investor 4,300 shares of its series D convertible preferred stock, a warrant to purchase 750,000 shares of its common stock at an exercise price of $1.00 per share and reduced the exercise price of warrants to purchase 650,116 shares owned by the investor to $1.00 per share, in exchange for 2,500 shares of the Registrant’s series C-1 convertible preferred stock and $1,100,000 principal amount of the Registrant’s 10% convertible note payable.

13. In January through March 2002, the Registrant issued 7,500,000 shares of common stock and warrants to purchase 10,060,000 of common stock for an aggregate price of $7,500,000 to one investor, and issued a warrant to purchase 575,000 shares of common stock at an exercise price of $1.00 as a commission in connection with the transaction.

14. In April 2002, the Registrant issued a warrant to purchase 100,000 shares of common stock at an exercise price of $1.00 in consideration for consulting services.

15. In April 2002, the Registrant issued 908,445 shares of its common stock to one investor in exchange for 690,000 shares of the Registrant’s series B convertible preferred stock and 35,000 shares of Jabber, Inc. common stock.

16. In November 2003 the Registrant issued 1,800,000 shares of its common stock to one investor in exchange for a warrant to purchase 10,060,000 shares of the Registrant’s common stock.

The purchasers of the securities described above acquired them for their own account and not with a view to any distribution thereof to the public. The certificates evidencing the securities bear legends stating that the securities may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from such registration requirements. The Registrant has placed stop transfer instructions with its transfer agent with respect to all such securities. No underwriting commissions or discounts were paid with respect to the sales of the unregistered securities described above.

The securities described above were issued or sold pursuant to provisions of the Registrant’s Articles of Incorporation and were exempted from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(2) as transactions by the issuer not involving a public offering.

Item 27. Exhibits

3.1(a)	Articles of Incorporation, as amended, of Webb Interactive Services, Inc. (1)

3.1(b)	Articles of Amendment setting forth the terms of Series D Junior Convertible Preferred Stock (2)

3.2	Bylaws of Webb Interactive Services, Inc. (3)

4.1	Specimen form of Webb Interactive Services, Inc. common stock certificate (4)

4.2	Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

4.3	Form of Incentive Stock Option Agreement for Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

4.4	Form of Nonstatutory Stock Option Agreement for Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

4.5	Webb Interactive Services, Inc. Stock Option Plan of 2000, including forms of Incentive and Nonstatutory Stock Option Agreements (5)

4.6	Jabber, Inc. Stock Option Plan of 2000, including forms of Incentive and Nonstatutory Stock Option Agreements (5)

4.8	Stock Purchase Warrant dated August 25, 1999, as amended December 18, 1999, issued by Webb Interactive Services, Inc. to Castle Creek Technology Partners, Inc. (6)

4.9	Stock Purchase Warrant dated December 18, 1999 issued by Webb Interactive Services, Inc. to Castle Creek Technology Partners, Inc. (6)

4.10	Stock Purchase Warrant dated December 31, 1999 issued to by Webb Interactive Services, Inc. Marshall Capital Management, Inc. and Castle Creek Technology Partners, LLC (7)

4.11	Form of Stock Purchase Warrant dated February 28, 2001 issued by Webb Interactive Services, Inc. to Castle Creek Technology Partners, LLC (8)

4.12	Form of Stock Purchase Warrant, form of Series D Stock Purchase Warrant and form of amended Stock Purchase Warrants dated January 17, 2002 issued by Webb Interactive Services, Inc. to Castle Creek Technology Partners, LLC (2)

4.13	Form of Stock Purchase Warrant dated December 21, 2001 issued by Webb Interactive Services, Inc. to Jona, Inc. (2)

4.14	Form of Stock Purchase Warrant dated January 17, 2002 issued by Webb Interactive Services, Inc. to Jona, Inc. (2)

5.1	Opinion of Gray, Plant, Mooty, Mooty & Bennett, P.A.**

10.1	Form of Nondisclosure and Nonsolicitation Agreement between Webb Interactive Services, Inc. and its employees (1)

10.2	Employment Agreement between Jabber, Inc. and Robert Balgley, dated December 11, 2000 (9)

10.3	Employment Agreement between Jabber, Inc. and Gwenael Hagen, dated August 1, 2001 (9)

10.4	Employment Agreement between Webb Interactive Services, Inc. and William R. Cullen, dated March 1, 2002 (9)

10.5	Employment Agreement between Webb Interactive Services, Inc. and Lindley S. Branson, dated March 1, 2002 (9)

10.6	Office lease for Webb Interactive Services, Inc.’s principal offices commencing May 2000 (10)

10.7	First Amendment to office lease, Assignment and Assumption of Lease and Consent to Lease (9)

10.8	Agreement for sublease of office space (9)

10.9	Form of Change of Control Agreement between Webb Interactive Services, Inc. and certain employees (11)

10.10	Securities Purchase Agreement dated as of January 17, 2002, between Webb Interactive Services, Inc. and Jona, Inc. Included as an exhibit is a Registration Rights Agreement (2)

10.11	Letter Agreement between Webb Interactive Services, Inc. and Jona, Inc. (9)

10.12	Exchange Agreement dated January 17, 2002 between Webb Interactive Services, Inc. and Castle Creek Technology Partners LLC. Included as an exhibit is a Registration Rights Agreement (2)

10.13	General Agreement for the Procurement of the License of Software and Services Between Jabber, Inc. and AT&T Corp. dated March 22, 2003 (12)

10.14	Jabber OEM Software License Agreement dated October 1, 2001, between Jabber, Inc. and France Telecom (13)

10.15	First Amendment to Jabber OEM Software License Agreement dated October 17, 2002, between Jabber, Inc. and France Telecom (14)

10.16	Second Amendment to Jabber OEM Software License Agreement dated March 12, 2003, between Jabber, Inc. and France Telecom (15)

10.17	Series D Preferred Stock Purchase Agreement dated March 17, 2003, by and among Jabber, Inc. France Telecom Technologies Investissements, Intel Capital Corporation, and Webb Interactive Services, Inc. Included as exhibits to the Stock Purchase Agreement are the Restated Certificate of Incorporation of Jabber, Inc. and the following additional agreements among the parties to the Stock Purchase Agreement: Investors Rights Agreement; Right of First Refusal and Co-Sale Agreement; and Voting Agreement. (15)

10.18	Jabber, Inc. Certificate of Designation for Series D Convertible Preferred Stock (15)

10.19	Exchange Agreement, dated as of October 21, 2003, by and between Webb Interactive Services, Inc. and Jona, Inc. (16)

21.1	Subsidiaries of Webb Interactive Services, Inc. (13)

23.1	Consent of Ernst & Young LLP*

14.1	Power of Attorney**

99.1	Audit Representation Letter**

*	Filed herewith.
**	Previously filed.
(1)	Filed with the Registration Statement on Form S-3, filed January 29, 1999, Commission File No. 333-71503.
(2)	Filed with the Current Report on Form 8-K, filed January 22, 2002 and amended on January 29, 2002, Commission File No. 0-28642.
(3)	Filed with the Registration Statement on Form SB-2, filed April 5, 1996, Commission File No. 333-3282-D.
(4)	Filed with the Registration Statement on Form S-3, filed September 24, 1999, Commission File No. 333-86465.
(5)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 2000, Commission File No. 0-28462.
(6)	Filed with Amendment No. 2 to Webb’s Registration Statement on Form S-3, filed January 3, 2000, Commission File No. 333-87887.
(7)	Filed with the Current Report on Form 8-K, filed January 5, 2000, Commission File No. 0-28642.
(8)	Filed with the Current Report on Form 8-K, filed March 1, 2001, Commission File No. 0-28642.
(9)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 2001, Commission File No. 0-28642.
(10)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 1999, Commission File No. 0-28642.
(11)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 1998, Commission File No. 0-28642.

(12)	Filed with the Form 10-QSB, Quarterly Report for the period ended March 31, 2002, Commission file No. 0-28642.
(13)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 2003, Commission File No. 0-28642.
(14)	Filed with the Form 10-QSB, Quarterly Report for the period ended September 30, 2002, Commission file No. 0-28642.
(15)	Filed with the Current Report on Form 8-K, filed on March 20, 2003, Commission File No. 0-28642.
(16)	As filed with the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003, Commission File No. 0-28462.

Item 28. Undertakings

The undersigned Registrant hereby undertakes:

1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

a. Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

c. Include any additional or changed material information on the plan of distribution.

2. That, for determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

5. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred and paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on April 26, 2004.

WEBB INTERACTIVE SERVICES, INC.

By:	/s/ William R. Cullen
William R. Cullen, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below on the 26th day of April, 2004, by the following persons in the capacities indicated:

/s/ William R. Cullen
William R. Cullen (President, Chief Executive Officer, Chief Financial Officer and a Director)

Stuart J. Lucko
(Chief Accounting Officer) /s/ Stuart J. Lucko

/s/ Robert J. Lewis by Lindley S. Branson attorney-in-fact
Robert J. Lewis (Director)

/s/ Richard C. Jennewine by Lindley S. Branson attorney-in-fact
Richard C. Jennewine (Director)

Peter Ren (Director)

/s/ Robert R. Lacey
by Lindley S. Branson attorney-in-fact Robert R. Lacey (Director)

Webb Interactive Services, Inc.

Form SB-2

Index to Exhibits

3.1(a)	Articles of Incorporation, as amended, of Webb Interactive Services, Inc. (1)

3.1(b)	Articles of Amendment setting forth the terms of Series D Junior Convertible Preferred Stock (2)

3.2	Bylaws of Webb Interactive Services, Inc. (3)

4.1	Specimen form of Webb Interactive Services, Inc. common stock certificate (4)

4.2	Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

4.3	Form of Incentive Stock Option Agreement for Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

4.4	Form of Nonstatutory Stock Option Agreement for Webb Interactive Services, Inc. Stock Option Plan of 1995 (3)

4.5	Webb Interactive Services, Inc. Stock Option Plan of 2000, including forms of Incentive and Nonstatutory Stock Option Agreements (5)

4.6	Jabber, Inc. Stock Option Plan of 2000, including forms of Incentive and Nonstatutory Stock Option Agreements (5)

4.8	Stock Purchase Warrant dated August 25, 1999, as amended December 18, 1999, issued by Webb Interactive Services, Inc. to Castle Creek Technology Partners, Inc. (6)

4.9	Stock Purchase Warrant dated December 18, 1999 issued by Webb Interactive Services, Inc. to Castle Creek Technology Partners, Inc. (6)

4.10	Stock Purchase Warrant dated December 31, 1999 issued to by Webb Interactive Services, Inc. Marshall Capital Management, Inc. and Castle Creek Technology Partners, LLC (7)

4.11	Form of Stock Purchase Warrant dated February 28, 2001 issued by Webb Interactive Services, Inc. to Castle Creek Technology Partners, LLC (8)

4.12	Form of Stock Purchase Warrant, form of Series D Stock Purchase Warrant and form of amended Stock Purchase Warrants dated January 17, 2002 issued by Webb Interactive Services, Inc. to Castle Creek Technology Partners, LLC (2)

4.13	Form of Stock Purchase Warrant dated December 21, 2001 issued by Webb Interactive Services, Inc. to Jona, Inc. (2)

4.14	Form of Stock Purchase Warrant dated January 17, 2002 issued by Webb Interactive Services, Inc. to Jona, Inc. (2)

5.1	Opinion of Gray, Plant, Mooty, Mooty & Bennett, P.A.**

10.1	Form of Nondisclosure and Nonsolicitation Agreement between Webb Interactive Services, Inc. and its employees (1)

10.2	Employment Agreement between Jabber, Inc. and Robert Balgley, dated December 11, 2000 (9)

10.3	Employment Agreement between Jabber, Inc. and Gwenael Hagen, dated August 1, 2001 (9)

10.4	Employment Agreement between Webb Interactive Services, Inc. and William R. Cullen, dated March 1, 2002 (9)

10.5	Employment Agreement between Webb Interactive Services, Inc. and Lindley S. Branson, dated March 1, 2002 (9)

10.6	Office lease for Webb Interactive Services, Inc.’s principal offices commencing May 2000 (10)

10.7	First Amendment to office lease, Assignment and Assumption of Lease and Consent to Lease (9)

10.8	Agreement for sublease of office space (9)

10.9	Form of Change of Control Agreement between Webb Interactive Services, Inc. and certain employees (11)

10.10	Securities Purchase Agreement dated as of January 17, 2002, between Webb Interactive Services, Inc. and Jona, Inc. Included as an exhibit is a Registration Rights Agreement (2)

10.11	Letter Agreement between Webb Interactive Services, Inc. and Jona, Inc. (9)

10.12	Exchange Agreement dated January 17, 2002 between Webb Interactive Services, Inc. and Castle Creek Technology Partners LLC. Included as an exhibit is a Registration Rights Agreement (2)

10.13	General Agreement for the Procurement of the License of Software and Services Between Jabber, Inc. and AT&T Corp. dated March 22, 2003 (12)

10.14	Jabber OEM Software License Agreement dated October 1, 2001, between Jabber, Inc. and France Telecom (13)

10.15	First Amendment to Jabber OEM Software License Agreement dated October 17,002, between Jabber, Inc. and France Telecom (14)

10.16	Second Amendment to Jabber OEM Software License Agreement dated March 12, 2003, between Jabber, Inc. and France Telecom (15)

10.17	Series D Preferred Stock Purchase Agreement dated March 17, 2003, by and among Jabber, Inc. France Telecom Technologies Investissements, Intel Capital Corporation, and Webb Interactive Services, Inc. Included as exhibits to the Stock Purchase Agreement are the Restated Certificate of Incorporation of Jabber, Inc. and the following additional agreements among the parties to the Stock Purchase Agreement: Investors Rights Agreement; Right of First Refusal and Co-Sale Agreement; and Voting Agreement. (15)

10.18	Jabber, Inc. Certificate of Designation for Series D Convertible Preferred Stock (15)

10.19	Exchange Agreement, dated as of October 21, 2003, by and between Webb Interactive Services, Inc. and Jona, Inc. (16)

21.1	Subsidiaries of Webb Interactive Services, Inc. (13)

23.1	Consent of Ernst & Young LLP*

14.1	Power of Attorney**

99.1	Audit Representation Letter**

*	Filed herewith.
**	Previously filed.
(1)	Filed with the Registration Statement on Form S-3, filed January 29, 1999, Commission File No. 333-71503.
(2)	Filed with the Current Report on Form 8-K, filed January 22, 2002 and amended on January 29, 2002, Commission File No. 0-28642.
(3)	Filed with the Registration Statement on Form SB-2, filed April 5, 1996, Commission File No. 333-3282-D.
(4)	Filed with the Registration Statement on Form S-3, filed September 24, 1999, Commission File No. 333-86465.
(5)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 2000, Commission File No. 0-28462.
(6)	Filed with Amendment No. 2 to Webb’s Registration Statement on Form S-3, filed January 3, 2000, Commission File No. 333-87887.
(7)	Filed with the Current Report on Form 8-K, filed January 5, 2000, Commission File No. 0-28642.
(8)	Filed with the Current Report on Form 8-K, filed March 1, 2001, Commission File No. 0-28642.
(9)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 2001, Commission File No. 0-28642.
(10)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 1999, Commission File No. 0-28642.
(11)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 1998, Commission File No. 0-28642.
(12)	Filed with the Form 10-QSB, Quarterly Report for the period ended March 31, 2002, Commission file No. 0-28642.
(13)	Filed with the Form 10-KSB Annual Report for the year ended December 31, 2003, Commission File No. 0-28642.
(14)	Filed with the Form 10-QSB, Quarterly Report for the period ended September 30, 2002, Commission file No. 0-28642.
(15)	Filed with the Current Report on Form 8-K, filed on March 20, 2003, Commission File No. 0-28642.
(16)	Filed with the Form 10-QSB, Quarterly Report for the period ended September 30, 2003, Commission file No. 0-28642.